MODINE

Annual Report 2002-2003



Progress



Profitability
Stability
Technology
Planning

Financial Highlights

(Dollars in millions, except per-share amounts)

Fiscal year ended March 31	**2003**	2002	Percent change
Sales	**$1,092.1**	$1,069.2	+2
Net earnings	**$12.7**	$23.3	–46
Return on sales	**1.2%**	2.2%	—
Net earnings per share (EPS) — assuming dilution	**$0.38**	$0.70	–46
Earnings before accounting change	**$34.4**	$23.3	+47
Earnings per share before accounting change — assuming dilution	**$1.02**	$0.70	+46
Return on sales before accounting change	**3.1%**	2.2%	—
Dividends per share	**$0.50**	$0.875	–43
Book value per share	**$15.70**	$15.42	+2
Total assets	**$910.8**	$903.0	+1
Return on average shareholders' equity	**2.4%**	4.5%	—
Return on average shareholders' equity before accounting change	**6.6%**	4.5%	—
Net cash provided by operating activities	**$113.3**	$131.4	–14
Weighted average shares outstanding — assuming dilution (in millions)	**33.8**	33.4	+1


Sales
(in millions)
1,131
1,169
1,115
1,069
1,092
$1,200
1,000
800
600
400
200
0
99
00
01
02
03


Earnings Per Share
(before accounting change)
2.25
2.01
1.58
0.70
1.02
$2.50
2.00
1.50
1.00
.50
.00
99
00
01
02
03


Cash Flow From Operations
(in millions)
105
90
126
131
113
$150
120
90
60
30
0
99
00
01
02
03

Modine Manufacturing Company creates heating and cooling systems for diversified markets. We provide thermal solutions for light, medium, and heavy-duty vehicles, agriculture, construction, and industrial equipment, building HVAC (heating, ventilating, air conditioning), fuel cells, and electronics.

Our company founder, Arthur B. Modine, created a legacy of innovation and entrepreneurship. Today, we advance his legacy by developing and manufacturing state-of-the-art thermal systems. As a global leader in heating and cooling technology, we partner with our customers to provide solutions to complex thermal management challenges. This market driven approach along with our unwavering commitment to research and development will ensure our continued leadership in the thermal field for our customers.









Providing Thermal Solutions





Contents

Modine's 2003 fiscal year was a year of progress. Revenues again exceeded the $1 billion mark. We continued to reduce working capital and strengthen our balance sheet. Since Arthur B. Modine founded the company in 1916, we have evolved from a small workshop to a diversified international company. We take pride in our Company's sound financial history and continue to improve our operations. Significant progress was made on each of the four strategic initiatives we introduced in our last Annual Report. Delivering positive results in each area—Improving Profitability, Financial Stability, New Products and Technologies, and Strategic Planning and Business Development—is key to increasing shareholder value and strengthening Modine's market leadership. We discuss the specific progress we've made in the next section of this report.

We were able to increase revenues from last year, despite negative impacts from the economy, geopolitical concerns, and competitive market conditions. We experienced growth in automotive and truck markets together with a favorable exchange rate impact from the stronger euro to dollar relationship, particularly with respect to our European Operations. Sales were flat in our building HVAC, agriculture and construction businesses. We continued to face a soft and challenging aftermarket business and very difficult conditions in the electronics industry. Responding to the dramatic market decline and fundamental changes in the computer and telecom industries, management took actions to reduce the breakeven point at our electronics subsidiary without hindering the business for future growth. We continue to have confidence in the Thermacore acquisition and its long-term ability to contribute to increasing shareholder value.

In fiscal year 2003, Modine's sales increased two percent to $1,092.1 million. Reported net earnings decreased by 46 percent to $12.7 million. Modine adopted Statement of Financial Accounting Standard (SFAS) No. 142, "Goodwill and Other Intangible Assets" during fiscal year 2003, recording an impairment charge of $21.7 million, net of taxes, for this change in accounting. Excluding this accounting change, net earnings increased 47 percent in fiscal 2003 to $34.4 million from $23.3 million a year ago.

Modine's 2003 fiscal year was a year of progress. Delivering positive results in our four strategic initiatives—Improving Profitability, Financial Stability, New Products and Technologies, and Strategic Planning and Business Development—is key to increasing shareholder value and strengthening Modine's market leadership.

A major business initiative in our management of the ever-changing market conditions and competitive landscape is diversification. Customer and market diversification contributes to improved profitability and financial stability. Diversification is also a key determinant in the direction taken for new products and technologies, and a tenet of our strategic planning and business development efforts. While most of our competitors are highly dependent on a particular market, Modine's four largest customers operate in three different markets: automotive, truck, and construction. During industry-specific downturns, our diversification provides stability and flexibility. Diversification brings a competitive advantage for Modine, while also providing us with the leverage to transfer technology between markets and the ability to meet emerging technology needs.



Chairman of the Board Donald Johnson, right, with President and Chief Executive Officer David Rayburn

The primary focus of Modine's near-term strategy has been improving profitability. We closely examined our manufacturing operations, product lines, suppliers, and customer base to identify opportunities to improve earnings. We set ambitious restructuring plans for this year and have successfully completed them. The restructuring cost less than we anticipated and will provide higher savings than we initially projected. The resultant capacity reduction and product rationalization led to increased manufacturing efficiency without any customer disruption. Other cost saving initiatives included lean manufacturing, supply base management, and customer rationalization. These initiatives directly contributed to the increase in income from operations, which rose 72 percent to $53.1 million from $30.9 million. Gross margin improved from 24.2 percent last year to 25.0 percent this year.

Modine has had a long history of financial stability as we enter our 75th year as a public company. While other companies have faltered, we increased our cash balance by $1.8 million to $77.2 million, and generated $113.3 million in operating cash flow. We reduced our debt by $39.2 million to $111.2 million, bringing our total debt to capital (total debt plus shareholders' equity) ratio down to 17.3 percent. A strong balance sheet, along with success in applying our thermal management solutions into diversified, international markets, provides us a great deal of flexibility, allowing us to execute acquisitions, address dividend policy, and support new product development.

Our investment in technology and new product development has and will continue to create a competitive advantage. Discriminating buyers of thermal management products choose Modine's highly engineered solutions. This year, we were awarded over 100 new patents worldwide and have commercialized several new products. Our product development efforts are aligned with customer needs. We strive to be out in front of their requirements by developing new technologies to help deal with emerging issues. Our investment in R&D has grown at an average annual rate of 11 percent since 1999. The success of this strategy is demonstrated by continued customer base diversification, increased penetration in existing customer relationships, and our entry into new markets.

Our overall short-term strategy is very tactical and focused on profitability. Our long-term strategy is growth-oriented and seeks creative opportunities to extend our core thermal management strengths into new applications and high-growth markets. Modine is looking at new regions of the world in which to produce and sell products. We examine market opportunities for complementary products in our existing markets as we evaluate potential acquisitions. We continue to seek new applications in high-growth markets for our core technologies. Modine is well positioned for growth as the economy and our markets rebound.

While our business development efforts are forged with an eye toward the future, we are also grounded in the principles of running an accountable and responsible corporation. The progress we made would not have been possible without the hard work of our dedicated employees. We thank them for their continued contribution to the company as we all work together to build an exciting future for Modine. Our Board of Directors remains involved, responsible, and independent. Eight of our ten board members are external directors. Our pledge is to strive to increase shareholder value, deliver high-quality technical solutions to our customers, and support a workplace in which our employees can be proud. We will accomplish this by successfully executing our four targeted strategies. We urge you to review our progress to date, as presented on the following pages of this Annual Report.

We are proactive in incorporating new regulatory requirements into our day-to-day business practices. While Modine needs to make no fundamental changes to its business practices, we have gone beyond mandates and implemented additional checks and balances throughout the organization in our reporting structure.

In connection with our established leadership succession plan, this year the Board appointed David B. Rayburn, who has been with Modine for 12 years, to President and Chief Executive Officer. Prior to this promotion, Mr. Rayburn served as President and Chief Operating Officer. Donald R. Johnson, a 25-year veteran at Modine, remained Chairman of the Board.

Modine is well positioned for future growth and improved financial results. We have developed a strong stream of new business, improved our cost structure, built a solid financial foundation, and are committed to new product development. We firmly believe the successful execution of our key strategic initiatives will transform these exciting future prospects into increased shareholder value.



Donald R. Johnson
Chairman



David B. Rayburn
President and Chief Executive Officer

"As a result of our efforts to increase profitability, Modine now enjoys better capacity utilization and increased manufacturing efficiency."


Q1 Q2 Q3 Q

Improving Profitability

Modine's Toledo, Ohio, plant (shown in background) was established to assemble and deliver just-in-sequence engine cooling modules for the Jeep Liberty. The plant was recently named as the "SPD Supplier of the Year" by the Chrysler Group's Toledo North Assembly Plant. It is one example of how Modine is applying leading edge technology and innovative manufacturing management in its daily operations to improve efficiency while maximizing capacity utilization.

Modine is having significant success with its efforts to develop and implement a set of action plans to increase profitability and value to its shareholders.

By managing competitive market conditions and the effects of a tough economy, Modine improved its level of profitability this year. While focusing on initiatives, including increasing manufacturing efficiency and maximizing capacity utilization, we successfully and creatively implemented numerous asset-allocation and operations cost-control measures. Income from operations rose significantly to $53.1 million from $30.9 million, a 72 percent increase, with both years containing certain items described in management's discussion and analysis that had notable impact on the results.

In last year's Annual Report, we pledged to improve profitability—just one component of a four-pronged approach to increase shareholder value. Modine's near-term strategy focuses on improving the bottom-line performance of our existing operations. Anticipating a challenging year in our markets, Modine implemented an aggressive effort to tighten its operations and reduce expenses. We have lowered cost of sales as a percentage of sales, and increased our gross profit margin from 24.2 percent to 25.0 percent. We have reduced selling, general, and administrative (SG&A) expenses as a percentage of sales, and are committed to further reductions in this area.

We identified challenges throughout our operations. We are implementing cost-reduction solutions through process improvement and took actions to eliminate operations or facilities that do not meet our profitability targets. We actively seek new approaches to doing business, which will enhance Modine's continued financial and operational strength.

Modine set maximizing asset utilization as a priority and took a particularly close look at restructuring its operations and facility use. Among the facilities being closed and consolidated, some were associated with near obsolete technologies, some represented excess capacity and unprofitable businesses, while others presented opportunities for customer and product rationalization. Profitability has been strengthened through the resultant reduction in operating expenses and improved working capital utilization. Our improved asset management reapportions assets to businesses we have identified as having strong growth potential for the future.

Modine now enjoys better capacity utilization, increased manufacturing efficiency, and reduced cost of sales. For example, we closely examined the many parts we manufacture and evaluated them against our customers' needs. We were able to eliminate production of certain parts, without negatively affecting our customers' businesses.

While some of our cost-control efforts are one-time improvements to operating expenses, many more of the changes we have made will have ongoing positive influence on the cost of doing business. We have reduced cost of sales from 75.8 percent to 75.0 percent of sales this year. An important contributing factor is better purchasing management. We partner with our suppliers to optimize the design and material used, reducing the cost of manufacturing both their product and ours.

Sales volume increases and future growth will have a positive financial impact on our operations by allowing us to leverage our existing manufacturing capability and absorb fixed costs. New business and key market recoveries in industries such as truck, construction, and electronics, will drive our earnings improvement.

We have grown from a North American company to an international business, and we are examining market potential in other countries. As we expand globally, we will seek best practices in product design, development, and manufacturing operations—then leverage them throughout our facilities worldwide to increase manufacturing efficiency.

Modine's continued ability to generate strong operating cash flow has allowed us to reduce debt by 26, 18, and 20 percent respectively in the last three years. Our strong balance sheet provides us a great deal of flexibility to execute acquisitions, make timely capital expenditures, address dividend policy, and support new product development.

Financial Stability



MODINE MANUFACTURING CO
CAPITAL STOCK
Modine Manufacturing Company
Dated 2003
Dated 1928

"Our strong financial history and sound fiscal condition have provided us with a solid foundation for both our current operations and future growth."

Modine is managing its balance sheet and cash flow effectively to improve and better preserve our strong financial position. We increased our cash position from $75.4 million to $77.2 million this year. Our operating cash flow remains strong at $113.3 million, making this the third consecutive year that we have topped the $100 million mark in this area.

As we determined the pillars of our four-strategy approach to ensure increasing shareholder value, there was no question we would actively pursue continued and improved financial stability. A critical benefit from a strong balance sheet and conservative financial management is flexibility, which allows us to undertake acquisitions, address dividend policy, and make timely capital expenditures. Because of the continued strong cash flow, we were able to reduce debt by 26, 18, and 20 percent in fiscal 2003, 2002, and 2001 respectively, bringing it to its current level of $111.2 million.

Modine eliminated under-performing assets through restructuring and plant consolidation, and will continue proactively to manage its asset base. At $50.5 million, we have held capital expenditures below depreciation costs this year. We expect capital expenditures to go up temporarily next year due to the construction of a new Wackersdorf, Germany facility and the new European Technical Center. However, we have already made the majority of investments on production facilities needed to support future growth, and expect to hold capital expenditures below depreciation expenses after next year.

As we continue to work on balance sheet issues, we have reduced working capital (excluding cash and short-term debt) by $12.9 million this year. Over the past two years, we lowered our working capital (excluding cash and short-term debt) by 28 percent or $56.9 million. Through improved internal processes and better payment terms management, we reduced days sales outstanding from 57 days at the end of fiscal 2002 to 52 days at the end of this fiscal year.

As Modine marks its 75th anniversary as a public company (1928-2003), we celebrate the fiscal responsibility and ethical judgment we have embraced as our corporate culture since the company's inception. We were chosen by Business Ethics Magazine as one of the "100 Best Corporate Citizens" for the fourth consecutive year. Modine is one of only 32 companies that have been included in this exclusive list for all four years.

These are incredible times. A number of well-known companies have been exposed for misrepresenting their financial results to investors. Many others have plummeted into a general state of financial unrest.

Modine rises above it all as it remains committed to being the kind of company that provides consistently reliable information to investors. In an age of economic and geopolitical uncertainties, you can be reassured by our long and profitable history. Founded in 1916, we became a public company in 1928. Since that time, Modine has generated strong growth, expanded into international markets, and produced stable financial results. Our diversified customer base and product offerings helped us to manage the cyclical effects of the individual markets we serve. Modine's success is exemplified by the fact that our last annual loss was recorded over 70 years ago in the challenging 1932 marketplace.

We have exhibited exceptional fiscal responsibility in regard to our shareholders' and employees' financial future. Our strong financial history and sound fiscal condition have provided us with a solid foundation for both our current operations and future growth. We are, plain and simple, a stable force in the communities in which we operate, and a reliable, well-capitalized supplier within the international markets in which we compete.

Total Debt to Capital


32.5%
31.8%
26.1%
22.6%
17.3%
35%
30
25
20
15
10
5
0
99
00
01
02
03


Headquarters
Modine Europe GmbH


New Products

Modine's dedication to research and development yields respect from our worldwide customer base, bringing new customers and innovative partnerships to fruition. In selecting this as one of our four core strategies, we have reaffirmed our dedication to innovation.

We continue to emphasize growing our intellectual property through international research and development activities. Modine spent $29.9 million on R&D in fiscal year 2003. Since 1999, our investment in R&D has increased at an average annual rate of 11 percent per year. We were awarded over 100 patents worldwide during the year, bringing our worldwide patent total to more than 1,500.

It is our goal to anticipate changing technological demands as we assess our customers' future needs and industry trends. Our work in next generation products and technologies allows us to help customers meet advancing market demands and changing regulatory requirements.

Modine has enjoyed a number of successes with the introduction of new products and technologies across numerous market areas. As a result of our strong relationship with our largest customer, BMW, Modine was selected as the supplier of engine cooling modules for the new Z4 roadster, the 1-Series, and the new X3 sport utility vehicle. The Chrysler Group announced that they, too, will install Modine cooling modules in certain 2004 model year light-duty trucks. We were also chosen to be the supplier for two truck programs for the Blue Diamond Truck Company, a joint venture between Ford and Navistar.

We introduced a new line of infrared tube heaters for both indoor and outdoor installations. These tubes use advanced technology for increased heat-transfer performance and provide optimum fuel efficiency and easy service access.

We are developing products to meet the environmental and regulatory restrictions placed on our customers. Meeting more stringent truck emission regulations is a top priority for engine and vehicle manufacturers. Modine's exhaust gas recirculation (EGR) technology helps them meet these requirements. More effective powertrain cooling systems and other increased heat management needs represent additional opportunities for Modine and its thermal solutions.

Modine has a leading position in using carbon dioxide (CO_2) refrigerant in both vehicular and commercial HVAC applications. The current refrigerant, R134a, is likely to be banned in Europe, with CO_2 a leading replacement option. As more environmentally friendly refrigerants become the worldwide standard, Modine is well positioned to gain market share, taking advantage of opportunities in both vehicular and non-vehicular markets.

We are partnering with fuel cell leaders to incorporate our heat transfer technologies in fuel cells, used for both

"Our continued dedication to research and development will be instrumental to Modine's long-term growth."



...and Technologies

stationary and vehicular applications. Stationary power generation applications are commercially available and being marketed to businesses requiring reliable, zero-emission, on-site sources of power. We also produce thermal management components for fuel cell transit buses, still in the pre-commercialization stage.

This year, Modine also delivered advanced thermal management solutions to the electronics industry. Increasing chip speeds, more robust processors, and sophisticated telecommunications equipment drive the need for thermal control. Modine is well positioned in this market through its subsidiary, Thermacore International, Inc. During the year, Modine's heat transfer technology has been selected by Harris Corporation and by Raytheon Company in defense-related telecommunications and electronics applications.

Our newly created virtual engineering team relies on state-of-the-art technologies to support research and development, saving our customers time and money. Our engineers use advanced software tools in our product design and testing process. For example, computational fluid dynamics (CFD) gives us 3-D virtual modeling capabilities, while finite element analysis (FEA) provides simulated mechanical and structural analysis in product development and testing. We are convinced new product and technological development are instrumental to Modine's long-term growth.

We are also applying new technology in our manufacturing operations, which brings us new processes and equipment to ensure quality and reduce costs, while also providing us with the flexibility for new business. For example, our plant in Toledo, Ohio and the new Wackersdorf facility in Germany both utilize the latest manufacturing technologies, such as just-in-sequence production, in their daily operations.

Modine's capabilities in applying leading-edge technologies to solve our international customers' thermal management challenges have been enhanced with the completion of our new European Headquarters and Technical Center in Germany (shown in above background). The center complements the two testing facilities located in North America and represents another competitive advantage for Modine.



"The road map for Modine's future growth is created by our long-term planning and development efforts."



Strategic Planning and Busin

Modine's strategic planning and business development process is focused on how to best improve profitability and increase shareholder value. Modine is looking at new regions of the world in which to produce and sell products. We examine market opportunities and evaluate potential acquisitions for complementary products, while continuing to explore new applications in high-growth markets utilizing our core technologies.

We embrace strategic planning and business development processes as keys to ensuring Modine's future. We are delivering on this year's goal to align our corporate and business unit strategies with our overall effort to maximize shareholder value.

In the Modine spirit of innovation and entrepreneurship, we are making significant strides in analyzing new markets in which to apply our thermal technologies and identifying potential acquisitions to advance our strategic vision for business growth. We are evaluating exciting opportunities to apply our heating and cooling technology in new applications and growing markets. We are also identifying potential joint venture partners and complementary products and technologies that represent logical extensions of our core competencies.

We have adopted a continuous process of strategic planning and business development, focused on how best to improve profitability and increase shareholder value. In the near term, we will pursue several initiatives to extend our reach into existing markets, improve our bottom line, and tighten up operations. We are also examining other areas where Modine's technological strengths can be applied. We are evaluating numerous new markets, acquisitions, and divestiture opportunities against targets set for growth and strategic fit with our core thermal management business.

One of the focus areas on our product and technology road map is the pursuit of fuel cell research. Fuel cells provide stationary power to locations in need of clean, reliable energy sources. Our thermal management technology is key to the operation of these on-site power plants. The current Bush administration and automotive industry leaders are advancing fuel cells as a solution to vehicular pollution and oil dependence. Leveraging Modine's automotive reputation and expertise, we are in partnership with fuel cell development leaders in furthering this technology.

Our subsidiary, Thermacore International, Inc., produces cooling technologies for applications in the electronics industry. Controlling heat is crucial to the operation of computer-related equipment and parts. While the telecommunications and electronics industry is experiencing a two-year market slump, we are confident electronics will continue to be a major player in the world economy. With the Thermacore acquisition, we have taken a well-planned step toward participating in what we see as a market with long-term growth potential for Modine technology.

Modine systematically reviews opportunities, matching the market potential with their use of our core competencies. We continually seek acquisitions which may present both significant growth potential and reasonable valuation. In fiscal 2003, we developed strategic relationships in both CO_2 technology and the vehicular HVAC area of the North American bus market.

We have aligned our interests with our shareholders through the adoption and implementation of Value Based Management (VBM). We calculate the return on investment in each area of the company. Through this process, we have identified and eliminated businesses that were underperforming against their targets. We are committed to compiling the necessary business intelligence for making educated decisions. Even when they become tough choices, we are confident they are the right ones for building company and shareholder value. By allocating capital toward the right projects, at the right time, we are positioning Modine to obtain the best return on investment possible.

s Development

Overview

Modine Manufacturing Company specializes in thermal management, bringing heating and cooling technology to diversified markets. Modine's products are used in light, medium, and heavy-duty vehicles, heating, ventilating, and air conditioning (HVAC) equipment, industrial equipment, refrigeration systems, fuel cells and electronics. Product lines include heat transfer modules and packages, radiators, oil coolers, charge air coolers, vehicular air conditioning, building HVAC equipment, exhaust gas recirculation (EGR) coolers, and electronics cooling solutions.

Modine remains committed to the vision of creating value by focusing on customer partnerships and providing innovative solutions to our customers' thermal challenges. We will continue to use our skills and resources to strengthen our position in key traditional markets. At the same time, we will leverage those strengths into new markets that need heat transfer solutions to solve complex thermal challenges. In our traditional core markets, our focus is to further our market penetration through long standing customer relationships and new relationships by differentiating our technology, improving service, and increasing content per vehicle. We are increasing market penetration as well as content per vehicle by continuing to move from components to modules and by utilizing just-in-sequence assembly plants to provide added value to our customers. We are also focusing on promising new markets and new products. Modine gained entry into the electronics cooling market with the acquisition of Thermacore International, Inc. in 2001. We are actively pursuing our next phase of growth through our investment in research and development. New products, such as EGR coolers, were introduced to help our customers meet increasingly complex thermal demands and more stringent emission regulations. We are investigating the multiple uses of CO_2 as a refrigerant and have established partnerships with fuel cell industry leaders to explore applications in both stationary power and vehicular markets.

Modine competes with several manufacturers of heat transfer products, some of which are divisions of larger companies while others are independent companies. The markets for our products are increasingly competitive and have changed significantly over the past several years. Our traditional OEM customers have expanded their parts sourcing channels. As a result, Modine has experienced increased international competition from suppliers in other parts of the world. Large competitors have also expanded their position in markets served by Modine's Distributed Products segment, especially in the automotive aftermarket business, bringing excess product supply and severe pricing pressure.

Modine faced a challenging operating environment during fiscal year 2003, as global economic conditions remained difficult. The U.S. economy, although no longer considered in recession, has continued to be very soft throughout the year, even after further reduction in key interest rates by the Federal Reserve in an effort to provide stimulation. The European economy was also hurt by the global economic slowdown with a number of countries facing high unemployment rates. Geopolitical tensions and potential attacks from terrorist groups added uncertainties and increased fears that growth and economic recovery could stumble.

Modine achieved positive financial results despite these challenging market and economic conditions. Fiscal 2003 sales increased two percent to $1,092.1 million from $1,069.2 million a year ago. Net earnings declined 46 percent in fiscal 2003 to $12.7 million ($0.38 per diluted share) from $23.3 million ($0.70 per diluted share). During fiscal year 2003, Modine adopted Statement of Financial Accounting Standard (SFAS) No. 142, "Goodwill and Other Intangible Assets," recording an impairment charge of $21.7 million, net of taxes, for this change in accounting. Excluding this accounting change, earnings increased 47 percent in fiscal 2003 to $34.4 million ($1.02 per diluted share) from $23.3 million ($0.70 per diluted share) a year ago. Both Modine's current year and previous fiscal year financial results contain a number of significant items. Please refer to the Net Earnings section of the management's discussion and analysis for a detailed description of these items and the impact on Modine's financial results.

In fiscal 2003, including exports from domestic businesses, 47 percent of total revenues were generated from sales to customers outside of the United States. Net sales generated by Modine's international operations were 37 percent of total revenues, and exports from the United States were 10 percent of revenues.

Revenues from Modine's top ten customers accounted for approximately 54 percent of our total sales. Modine's largest two customers accounted for slightly more than 11 percent and just under 11 percent of total sales, respectively. Overall, Modine continues to have a well-diversified customer base.

Segment Results

Modine operates in three business segments, which are organized on the basis of market categories or geographical responsibility. They are as follows: 1) Original Equipment segment, which provides heat-transfer products, generally from business units in North America, to original-equipment manufacturers of on-highway and off-highway vehicles, as well as to industrial- and commercial-equipment manufacturers, located primarily in North America; 2) Distributed Products segment, which provides heat-transfer products primarily for the North American and European vehicular replacement markets and the North American building-HVAC market from business units located in North America and Europe, and electronics cooling products for the computer and telecommunications equipment markets in North America, Europe, and Asia from business units in those three areas; and 3) European Operations, which provides heat-transfer products, primarily to European original equipment manufacturers of on-highway and off-highway vehicles and industrial equipment manufacturers. Modine has assigned specific business units to a segment based principally on these defined markets and their geographical locations. Each of Modine's segments is individually managed and has separate financial results reviewed by its chief operating decision makers. These results are used by management in evaluating the performance of each business segment, and in making decisions on the allocation of resources among Modine's various businesses. Modine evaluates segment performance based on operating income and the return on capital employed. The significant accounting policies of the segments are the same as those of Modine as a whole.

Original Equipment Segment

Original Equipment segment sales increased three percent to $469.4 million from $457.0 million a year ago. Operating income rose 15 percent to $76.4 million from $66.2 million in the previous year.

Modine's North American OEM passenger car and light truck market increased its sales from the previous year and had a positive impact on this segment's operating income as a result of strong demand for the vehicle platforms that we supply, including DaimlerChrysler's Jeep Liberty and Dodge Ram models, and cost improvement measures being implemented at our manufacturing plants. This market remained highly competitive as flat automotive industry sales, overcapacity, and market share loss of the Big Three auto companies led to dealer incentive wars. Auto manufacturers responded with severe pressure on suppliers to decrease pricing as major automakers faced significant profitability issues. Modine responded by implementing numerous design and manufacturing cost reduction initiatives and in some cases holding firm in pricing negotiations. We believe the general market likely will remain flat in calendar year 2003, with continued dealer incentives and supplier pricing pressure. However, Modine expects growth opportunities in this market due to new programs scheduled to launch later this fiscal year and developing opportunities in engine oil cooler programs.

Modine's North American OEM heavy-duty and medium-duty truck market also experienced sales growth in fiscal 2003. The major factor in the truck market growth was the pre-buy that took place due to emission changes that became effective on October 1, 2002. Heavy-duty trucks were built at an accelerated rate leading up to this time. At one time during the summer of 2002, production volume for heavy-duty trucks peaked at 300,000 vehicles on an annualized basis. The market finished the year with a production of approximately 160,000 heavy-duty vehicles. Modine launched the PACCAR medium-duty product in September and announced that we were awarded two new truck programs with the Blue Diamond Truck Company, a joint venture between Ford Motor Company and Navistar International Corporation. We expect the heavy-duty truck market to remain relatively the same as last year, with a possible pick-up in the second half of this calendar year. The medium-duty truck market likely will be flat in 2003. Modine anticipates that gaining a full year of production for the recently launched new vehicle programs will result in increased sales in this market. Additional revenues will be generated through the launch of new EGR programs as we continue to be one of the industry leaders in EGR coolers for the global engine market. We also intend to leverage our powertrain relationships in the marketplace to gain new business in vehicular HVAC applications.

Modine's OEM off-highway and OEM industrial markets had lower sales this year due to softer market conditions for construction and power generation equipment. Other contributing factors to lower revenues included rationalization of certain customers and products, plus the loss of a few programs due to pricing competition. The closure of plants and ongoing cost reduction efforts in these markets contributed to the increase in operating income for the Original Equipment segment. The agriculture equipment market was strong in the first half of the year but faded in the second half. The construction equipment market continues its downward trend as it has recorded year-over-year lower unit sales volume for 16 consecutive months. The power generation market was down substantially from the prior year, while the industrial market served by Modine (compressors, lift trucks, etc.) stayed essentially flat. Our current expectations are that the construction equipment market will finally turn around and be up slightly next year. Little recovery is expected in the power generation market while we believe that the agriculture and industrial equipment markets will be relatively flat for the year. Modine expects its OEM off-highway and OEM industrial markets to experience lower sales in fiscal 2004 due to little market recovery help, a full year impact of reduction in manufacturing facilities, and the loss of some programs. A new program scheduled to launch this fall should partially offset the decrease in sales.

Distributed Products Segment

Sales for the Distributed Products segment decreased eight percent to $348.8 million from $377.3 million a year ago. Operating income declined 52 percent to $3.4 million from $7.2 million in the previous year.

Modine's sales of replacement parts to the automotive aftermarket accounted for approximately 21 percent of our fiscal 2003 sales versus 23 percent in the prior year. The largest change in sales was due to a decision to end the supply agreement with Advance Auto Parts. Difficult market conditions and product availability issues also contributed to the decline in operating income in the Distributed Products segment. We believe that the automotive aftermarket business will continue to be very challenging. There is an excess of supply versus demand and an increased level of low cost products from Asia, while large competitors continue to expand their presence in the market. To respond to continuing market pressures, we recently underwent a major reorganization to speed up decision making, improve customer service, and allow for quick response to local market conditions. Part of the reorganization was to place responsibility and measurement of local inventories on the local managers, resulting in a much increased focus on inventory management and reduction. We are also launching a number of in-house programs, primarily production of aluminum radiators, which we believe will have a positive impact on cost versus out-sourced products. In fiscal 2003, the aftermarket business took a pre-tax charge of $1.7 million on the sale of Modine of Canada. This year, we will have the benefit of eliminating the impact of an unprofitable business for an entire year. We are also exploring innovative ways to distribute our products. In certain local markets last year, we tested a new type of partnership with aftermarket customers with success, and are now planning on rolling out more of these arrangements at an increased pace. These partnerships are truly win-win situations with our customers, as we get coverage in a local market with minimal selling, general, and administrative (SG&A) expenses, while increasing sales and market penetration. Consequently, our customers gain quicker access to Modine's products. Our continued focus on air conditioning parts has yielded profitable growth in new market areas, and we will continue that emphasis this year.

Modine's sales to the building heating, ventilating, and air conditioning (HVAC) market accounted for approximately six percent of our fiscal 2003 revenues versus seven percent a year ago. Sales declined due to the discontinuation of certain product lines produced at the St. Paul, Minnesota manufacturing plant, which was closed as part of Modine's restructuring plan announced in the third quarter of fiscal 2002. Continued strong performance by some of our larger OEM coil customers and additional business from many of our heating representatives and distributors helped to offset some of the loss in sales from the discontinued products. Savings from the facility closure combined with continued aggressive cost reductions across the building HVAC group made a positive contribution to the operating income of the Distributed Products segment. In fiscal 2003, heating markets remained flat due to the lack of new construction demand in the commercial building markets. The coil market demand is tied to the state of the general economy and is expected to be flat. However, Modine's building HVAC group looks for growth opportunities in fiscal 2004 due to the progress expected from new products to be introduced this year.

Modine's sales to the electronics industry declined by 21 percent during fiscal 2003. Revenues in this market accounted for approximately three percent of Modine's revenues versus four percent a year ago. Year-over-year sales decline was centered in Thermacore's North American operations. This market was most affected by the sharp decline in the telecommunications industry. European revenues were relatively flat compared to last year, while Asian revenues recorded an increase. The over-capacity in the telecommunications market has stalled all equipment buys on the part of service providers, and we expect this industry to remain depressed at least through Modine's 2004 fiscal year. However, we do see opportunities in the computer industry as Thermacore broadens the scope of customer projects that it pursues. Overall, the markets served by Thermacore will remain difficult. Responding to the widespread weakness and fundamental changes in the electronics industry, Thermacore is being more aggressive in its pursuit of certain programs in the consumer market, and is encouraged by the promising feedback from some customers. We continue to have confidence in the Thermacore acquisition and its long-term growth opportunities, as the electronics industry faces the need for more advanced thermal solutions.

European Operations Segment

Sales for the European Operations segment increased 11 percent to $333.0 million from $300.8 million a year ago. Compared to the prior year, more favorable currency exchange rates, primarily the stronger euro, had a positive translation effect of approximately $29.7 million on this segment's sales. Operating income increased 72 percent to $37.4 million from $21.7 million in the previous year.

Modine's European passenger car and light truck market recorded increased sales from the previous year as a result of the more favorable currency exchange rates, continued strong demand for certain vehicle platforms we supply, such as the BMW 3-Series, and strength in certain EGR cooler programs. Operating income improvements came from a number of areas: product design improvements, increased vertical integration, labor savings, scrap reduction, product transfers, tight overhead controls, and material cost reductions. Modine has acquired a number of new future orders in this market, but we do not expect to see significant sales increases during fiscal year 2004. Sales likely will be impacted negatively on a temporary basis next year due to certain vehicle phase-outs and model changes. However, we expect growth opportunities in this market in future years.

Modine's European Heavy Duty business increased its sales and had a positive impact on this segment's operating income as a result of the more favorable currency exchange rates and by clearly defining its sales and marketing strategy to focus on the market leaders, which include companies in the truck and bus market, the agriculture and construction market, and the components (engines and transmissions) market. We are building stronger customer relationships by increasing our efforts in developing products especially designed to meet these strategic customers' needs. Fiscal 2003 was one of the most successful years for our European Heavy Duty business as we secured a number of new business programs. Currently, we do not see any signs of significant market improvement and thus expect the conditions in the markets we serve to be similar in the upcoming year. We are well positioned for a number of business opportunities and our goal is to become the development partner with our strategic customers.

Fiscal 2004 Outlook

As indicated in this management's discussion and analysis, Modine expects to continue the positive trends established in the second half of fiscal 2003. Despite challenges, Modine expects additional growth in both sales and earnings for the new fiscal year, as we benefit from new business, cost reductions, and continued operational improvements.

Critical Accounting Policies

The following critical accounting policies reflect the more significant judgments and estimates used in preparing the financial statements. Application of these policies results in accounting estimates having the greatest potential for a significant impact on Modine's financial statements. The following discussion of these judgments and estimates is intended to supplement the Summary of Significant Accounting Policies presented in Note 1 to the 2003 consolidated financial statements.

Revenue Recognition. The Company recognizes revenue as products are shipped to customers. The amount is recorded net of applicable provisions for sales rebates, volume incentives, and returns and allowances. At the time of revenue recognition, the Company also provides an estimate of potential bad debts and warranty expense as well as an amount to be granted to customers under applicable advertising and marketing programs. These estimates are based on historical experience, current business trends and current economic conditions. Revenue from various licensing agreements is recognized when earned except in those cases where collection is uncertain, or the amount cannot reasonably be estimated until formal accounting reports are received from the licensee.

Inventories. Inventories are valued at the lower of cost on a first-in, first-out basis, or market value. Inventories are reviewed on a continuing basis to identify inventory on hand that may be obsolete or in excess of current and projected market demand. When inventory is identified under either of these criteria, a provision is recorded to bring the inventory to the appropriate value.

Impairment of Long-Lived and Amortized Intangible Assets. We perform impairment evaluations of our long-lived assets, including amortized intangibles, whenever business conditions or events indicate that those assets may be impaired. When the estimated future undiscounted cash flows to be generated by the assets are less than the carrying value of the assets, the assets are written down to fair market value or discounted cash flow and a charge is recorded to current operations.

Impairment of Goodwill. On April 1, 2002, the Company adopted SFAS No. 142 and simultaneously discontinued the amortization of goodwill as called for under the new standard. Under the previous accounting policy for goodwill, goodwill was amortized on a straight-line basis, primarily over a fifteen-year period.

Goodwill was then tested for impairment in all business units in accordance with the new standard. The initial impairment test indicated that carrying amounts in the aftermarket business unit exceeded the corresponding fair values, which were determined based on the discounted estimated future cash flows for the unit. As a result, an after-tax impairment charge of $21.7 million was recorded as the cumulative effect of an accounting change. Future impairment tests will be conducted at least annually unless business events or other factors indicate a need to perform the testing more often.

Warranty. Estimated costs related to product warranties are accrued at the time of the sale. These costs are included in cost of sales for our manufacturing operations and in selling, general, and administrative expenses for our aftermarket operations. Estimated costs are based on the best information available, which includes using statistical analysis of both historical and current claim data on each particular operation.

Pensions and Post-retirement Benefits Other than Pensions. Annual net periodic pension expense and benefit liabilities under our defined benefit plans are determined on an actuarial basis. We review the actual experience along with forward-looking estimates and compare them to the more significant assumptions used and make adjustments, if appropriate. Similarly, the health care trend rates are reviewed with the actuaries based upon the results of their review of claim experience. Based upon our review of actual experience, we modified certain key pension and post-retirement benefit assumptions used at the December 31, 2002 valuation date as compared with the previous year. The discount rate used for the domestic pension and post-retirement plans was revised downward to 6.75 percent from 7.50 percent as long-term interest rates continued to decline in fiscal 2003. The weighted average discount rate utilized by our foreign pension plans was also reduced in fiscal 2003 from 7.17 percent to 6.33 percent. In addition, we also revised our assumptions relating to the expected return on plan assets for the pension plans. The expected long-term return on plan assets for the domestic pension plans was reduced to 8.75 percent from 9 percent while the weighted average rate for the foreign plans was reduced to 9.19 percent from 11.33 percent. These decreases occurred because recent returns earned on our fixed-income security portfolios did not offset negative returns on our equity security portfolios. We expect the decrease in the return assumption, together with the revised discount rate, will decrease the domestic pension income recorded in fiscal 2004 by approximately $3.1 million. The decline in discount rate, along with the recent reduction in pension plan assets, resulted in an after-tax charge of $5.7 million in fiscal 2003 to comprehensive income, to record the increase in the minimum pension liability. The changes in the pension liability had minimal impact on our anticipated funding obligation for fiscal 2004, but it is currently estimated to result in an increase in our domestic funding obligation in 2005 of approximately $2.5 million.

Another key determinant in the amount of the post-retirement benefit obligation and expense is the health care costs trend rate. In fiscal 2003, the rate was reduced to 9 percent from 10 percent in the previous year. This rate is projected to decline gradually to 5 percent in fiscal 2007 and remain at that level thereafter. Modine's liability is limited by an annual "cap" that was established for most retiree healthcare and life insurance plans between fiscal 1994 and 1996. The changes made to the post-retirement benefit assumptions will increase post-retirement benefit expense by approximately $0.8 million in fiscal 2004.

Other Loss Reserves. We have a number of other loss exposures, such as environmental and product liability claims, litigation, self-insurance reserves, recoverability of deferred income tax benefits and accounts receivable loss reserves.

Establishing loss reserves for these matters requires the use of estimates and judgments to determine the risk exposure and ultimate potential liability. We estimate these reserve requirements using consistent and suitable methodologies for the particular type of loss reserve being calculated. See Note 28 to the 2003 consolidated financial statements for additional details of certain contingencies and litigation.

Accounting Pronouncements

Details of the impact that recently issued accounting standards will have on Modine's financial statements can be found in Note 1 to the 2003 consolidated financial statements.

Capital Expenditures and Commitments

Capital expenditures of $50.5 million in fiscal 2003 were 41 percent higher than the prior year. Significant expenditures included: a new assembly plant under construction in Germany, continuing expenditures on the European administrative and technical center facilities, tooling and equipment for new customer programs and process improvements at a number of facilities worldwide. Capital expenditures were primarily financed through internally generated cash. Outstanding commitments for capital expenditures at March 31, 2003 were approximately $37.0 million. Approximately $30.0 million of the commitments relate to expenditures by our European operations. At March 31, 2002 outstanding commitments were $14.4 million.

Research and Development

In fiscal 2003, Modine increased its research and development spending by four percent to $29.9 million from $28.6 million a year ago. We ended the year with 1,561 worldwide patents, an increase of 102 patents worldwide over last year. Our work in next generation products and technologies allows us to help customers meet advancing market demands and changing regulatory requirements. The completion of our new European Technical Center, where a wind tunnel facility soon will be opening, will complement our North American testing facilities. We strongly believe that our investment in technology and new product development has created and will continue to create a competitive advantage for Modine.

Quality Improvement

The Modine quality management system has been evolving steadily since its inception in 1996. As customer requirements and international quality standards have changed, the Modine quality management system has changed with them. Quality expectations have risen continuously and Modine is actively pursuing ways to meet those expectations. The establishment of Presidential Initiatives for scrap reduction, improvement of first pass yield, and awards for process improvements at manufacturing plants and corporate offices are one way to help meet those expectations. In the past year, three manufacturing plants have met the 40 percent improvement goal for first pass yield, and eight plants have met the goal for a 30 percent reduction in scrap. Quality system registration is another area where customer expectations are increasing. International quality standards such as ISO 9000 and TS 16949 have been revised in recent years, and Modine is on target to have all facilities upgraded and registered to the newer standards by December 2004.

The value of the quality management system is evidenced by the improving results of the Company's ten quality indicators – metrics which reflect the various aspects of the quality system, such as customer rejects, warranty costs, and product test failures. Collectively, these indicators have shown a 25 percent improvement since fiscal year 2002.

The Modine quality management system has been implemented at all sites globally to help ensure that customers receive the same high quality products and services from any Modine facility worldwide.

Environmental, Health and Safety

Modine continues to refine its environmental programs. Last year, we introduced our Environmental Management System (EMS) which established a global system for responsible environmental care. Our EMS will reduce future liabilities and provide a common framework for the Company's future growth. As of March 31, 2003, nine manufacturing facilities have been certified to the internationally recognized ISO 14001 standard for environmental management systems. We are actively implementing our EMS at Original Equipment locations worldwide.

For the 2002 calendar year, North American locations achieved a 9 percent decrease in wastes (normalized for sales dollars). This is the sixth consecutive year of waste reductions, with a 56 percent overall decrease from 1996 to 2002. Reductions in chemical releases as monitored by the U.S. EPA's Toxic Chemical Release Inventory are another area that highlights Modine's commitment to the environment. The Company's U.S. locations decreased their reported releases by 29 percent from 2000 to 2001, and achieved a noteworthy 71 percent decline in reported releases from 1996 to 2001. Modine has consistently performed better than the national average as measured over this same period, and this trend is expected to continue for the 2002 reporting year.

Modine is implementing a worldwide program for monitoring its environmental performance beginning in fiscal 2004. This program tracks waste, air emissions, and our consumption of natural resources including electricity, water, and fuels such as natural gas and propane. These standardized metrics will provide us with a baseline for the continued reduction of wastes, generation of fewer greenhouse gasses, and the introduction of more environmentally friendly production materials.

Modine accrues for environmental remediation activities relating to past operations on an undiscounted basis - including those under the Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA), often referred to as "Superfund," and under the Resource Conservation and Recovery Act (RCRA) - when it is probable that a liability has been incurred and reasonable estimates can be made. Although there are currently no known liabilities that might have a material effect on the Company's consolidated operations and cash flows, the USEPA has designated Modine as a potentially responsible party (PRP) for remediation of four waste disposal sites. These sites are as follows: Elgin Salvage (Illinois); N.L./Taracorp (Illinois); Interstate Lead (Alabama); and H.O.D. Landfill (Illinois). These sites are not Company-owned and allegedly contain wastes attributable to Modine from past operations. However, the Company's potential liability will be significantly less than the total site remediation because the percentage of material attributable to Modine is relatively low. These claims are in various stages of administrative or judicial proceedings and include recovery of past governmental costs and for future investigations and remedial actions. In three instances, Modine has not received, and may never receive, documentation verifying its involvement and/or its share of waste contributions to the sites. Additionally, the dollar amounts of the claims have not been specified. At the fourth site, a settlement agreement was signed in January 2002 which included a $119,000 settlement assessment. As of March 31, 2003, 2002 and 2001, the Company had accrued $119,000, $119,000 and $21,000, respectively, in "accrued expenses and other current liabilities" on the consolidated balance sheet to cover cleanup activities, including remediation and legal costs at the sites identified above. This accrual does not reflect any possible insurance recoveries but does reflect a reasonable estimate of cost sharing at multi-party sites. The March 31, 2003 liability, related to the N.L. Taracorp site in Illinois, is expected to be remitted as soon as a formal request for payment is received from the EPA.

An obligation may also arise when a Modine-owned facility is closed or sold. These expenditures most often relate to sites where past operations followed practices and procedures that were considered acceptable under then-existing regulations, but may require investigative and/or remedial work to ensure appropriate environmental protection.

Two of the Company's active manufacturing facilities have been identified as requiring soil and/or groundwater remediation. Environmental liabilities recorded at March 31, 2003, 2002, and 2001 to cover the investigative work and remediation for sites in the United States and the Netherlands, were $1.0 million, $0.8 million and $0.3 million, respectively. These liabilities are recorded in the consolidated balance sheet in "accrued expense and other current liabilities" and "other noncurrent liabilities." It is unlikely these remediation efforts will have a material effect on the Company's consolidated results of operations and cash flows.

Emerging environmental regulations, as well as the Company's policy to improve continuously upon its environmental management programs, will require capital equipment expenditures over the coming years. For the fiscal year ending March 31, 2003 capital expenditures related to environmental projects were $50,000. Modine currently expects expenditures for environmentally-related capital projects to be about $0.9 million in fiscal 2004.

Environmental expenses charged to current operations, including remediation costs, solid waste disposal, and operating and maintenance costs totaled about $2.4 million for the fiscal year ending March 31, 2003. Operating expenses of some facilities may increase during fiscal year 2004 because of such charges, but the competitive position of the Company is not expected to change materially. Although some environmental costs may be substantial, the Company has no reason to believe such costs vary significantly from costs incurred by other companies engaged in similar businesses.

Modine remains committed to strengthening the "safety culture" that has been fostered throughout the organization. Although we continue to focus on ensuring compliance with regulatory requirements, each facility is challenged to reach beyond compliance. We monitor the progress of each of our North American facilities through the use of regular health and safety audits, which has proven very successful in ensuring compliance and minimizing at-risk behaviors. We are planning to extend this audit program to select global locations in the coming year and hope to see similar results.

As part of the effort to exceed regulatory obligations, many of our facilities have created innovative programs to enhance the health and safety of our employees. These activities range from wellness committees to support an employee's physical and mental well being to housekeeping best management practices to ensure safe and efficient productivity.

We remain focused on minimizing employee exposure to occupational hazards. Our industrial hygiene program regularly monitors the employees' chemical and noise exposures. In addition, we utilize occupational and physical therapists from our facilities' local communities to minimize ergonomic issues. Both of these programs have proven very successful in reducing the number of injuries and illnesses throughout the Company as seen by the positive direction of the Recordable Incident Rate (RIR) and Lost Workday Injury and Illness (LWDII) Rate. In 2003, we achieved a 23 percent reduction in our RIR and a 13 percent reduction in our LWDII. This complements a 68 percent reduction in the RIR and 60 percent reduction in the LWDII over the last five years. This is a significant accomplishment for us, since it is the first time the Company's injury rates have fallen below the general industry average, which is comprised of not only manufacturing, but retail and commercial industries as well.

We continue to challenge our North American facilities to become Modine Safety STAR sites, which is a program modeled after Federal OSHA's Voluntary Protection Program (VPP). Two facilities, located in McHenry, IL and Harrodsburg, KY, met the challenge and were awarded the Modine Safety STAR in 2002. We expect more facilities to reach for the Safety STAR in 2003.

Quantitative and Qualitative Disclosures About Market Risk

In the normal course of business, Modine is subject to exposure from changes in foreign exchange rates, interest rates, credit risk, economic risk and commodity price risk.

Foreign Currency Risk

Modine is subject to the risk of changes in foreign currency exchange rates due to its operations in foreign countries. Modine has manufacturing facilities in Mexico, Taiwan, and throughout Europe. It also has equity investments in companies located in France, Japan, and Brazil. Modine sells and distributes its products throughout the world. As a result, the Company's financial results could be significantly affected by factors such as changes in foreign currency exchange rates or weak economic conditions in the foreign markets in which the Company manufactures, distributes and sells it products. The Company's operating results are primarily exposed to changes in exchange rates between the U.S. dollar and the European currencies, primarily the euro. Changes in foreign currency exchange rates for the Company's foreign subsidiaries reporting in local currencies are generally reported as a component of shareholders' equity. The Company's foreign currency translation adjustment decreased by $20.5 million in fiscal 2003 and increased by $9.1 million in fiscal 2002. As of March 31, 2003 and 2002, the Company's foreign subsidiaries had net current assets (defined as current assets less current liabilities) subject to foreign currency translation risk of $79.2 million and $58.9 million, respectively. The potential decrease in the net current assets from a hypothetical 10% adverse change in quoted foreign currency exchange rates would be approximately $7.9 million and $5.9 million, respectively. This sensitivity analysis presented assumes a parallel shift in foreign currency exchange rates. Exchange rates rarely move in the same direction. This assumption may overstate the impact of changing exchange rates on individual assets and liabilities denominated in a foreign currency.

The Company has certain foreign-denominated long-term debt obligations that are sensitive to foreign currency exchange rates. The following table presents the future principal cash flows and weighted average interest rates by expected maturity dates. The fair value of long-term debt is estimated by discounting the future cash flows at rates offered to the company for similar debt instruments of comparable maturities. The carrying value of the debt approximates fair value. As of March 31, 2003, the foreign-denominated long-term debt matures as follows:

(Dollars in thousands)

Years ending March 31	2004	2005	2006	2007	2008	There-after	Total
Fixed rate (euro)	$2,046	$3,028	$58,118	$3,621	$3,621	$8,126	$78,560
Average interest rate	5.46%	5.49%	5.20%	4.08%	4.08%	4.08%	—
Floating rate (GBP)	152	160	168	176	185	353	1,194
Average interest rate	5.00%	5.00%	5.00%	5.00%	5.00%	5.00%	—

Interest Rate Risk

Modine's interest rate risk policies are designed to reduce the potential volatility of earnings that could arise from changes in interest rates. The Company utilizes a mixture of debt maturities together with both fixed-rate and floating-rate debt to manage its exposure to interest rate variations related to its borrowings. The Company has not entered into any interest rate derivative instruments. The following table presents the future principal cash flows and weighted average interest rates by expected maturity dates. The fair value of long-term debt is estimated by discounting the future cash flows at rates offered to the company for similar debt instruments of comparable maturities. The carrying value of the debt approximates fair value. As of March 31, 2003, long-term debt matures as follows:

(Dollars in thousands)

Years ending March 31	2004	2005	2006	2007	2008	There-after	Total
Fixed rate (U.S.$)	$10,494	$ —	$ —	$ —	$ —	$ —	$10,494
Average interest rate	5.00%	—	—	—	—	—	—
Fixed rate (euro)	2,046	3,028	58,118	3,621	3,621	8,126	78,560
Average interest rate	5.46%	5.49%	5.20%	4.08%	4.08%	4.08%	—
Floating rate (GBP)	152	160	168	176	185	353	1,194
Average interest rate	5.00%	5.00%	5.00%	5.00%	5.00%	5.00%	—
Variable rate (U.S.$)	—	—	18,000	—	3,000	—	21,000
Average interest rate	—	—	2.85%	—	3.70%	—	—

Credit Risk

Credit risk is the possibility of loss from a customer's failure to make payment according to contract terms. The Company's principal credit risk consists of outstanding trade receivables. Prior to granting credit, each customer is evaluated, taking into consideration the customer's financial condition, past payment experience and credit information. After credit is granted the Company actively monitors the customer's financial condition and developing business news. Approximately 52 percent and 49 percent of the trade receivables balance at March 31, 2003 and 2002, respectively, was concentrated in the Company's top ten customers. Modine's history of incurring credit losses from customers has not been material.

Economic Risk

Economic risk is the possibility of loss resulting from economic instability in certain areas of the world. The Company is continuing to monitor economic conditions in Brazil and the effect on the Company's equity investment in its 50 percent owned affiliate. Year-to-date, the exchange rate between the U.S. dollar and the Brazilian real has declined by more than 50 percent. The Company will continue to assess Brazil's economic and political stability to determine if any future actions or investment write-downs are warranted.

Commodity Price Risk

The Company is dependent upon the supply of certain raw materials in the production process and has from time to time entered into firm purchase commitments for copper and aluminum alloy. The company does not use forward contracts to hedge against changes in certain specific commodity prices of the purchase commitments outstanding.

Hedging and Foreign Currency Exchange Contracts

On a limited basis, Modine enters into foreign exchange options and forward contracts on foreign currencies as hedges against the impact of currency fluctuations. See Note 20 to the 2003 consolidated financial statements for additional details.

Sales

Sales of $1.09 billion, for the fiscal year ended March 31, 2003, including a favorable foreign currency exchange impact of $34.3 million, are discussed in detail in the preceding section of management's discussion and analysis.

For the fiscal year ended March 31, 2002, sales were $1.07 billion, down $45.9 million or four percent from the prior year. Foreign currency translation had an unfavorable impact of $9.6 million, primarily due to a stronger U.S. dollar-to-euro relationship when compared to the prior year. Without the currency exchange impact, total worldwide sales declined by $36.3 million. Sales to U.S. customers were 53 percent of the total sales, while exports from the U.S. and sales from Modine's international locations accounted for the other 47 percent. Sales to Modine's top ten customers accounted for 51 percent of the Company's total sales. Sales in the Original Equipment markets fell $10.3 million or two percent. Lower sales in several markets, including the heavy-duty truck, construction, and industrial markets were partially offset by higher sales to the automotive market. Distributed Products segment sales were down $43.5 million or ten percent, due to lower automotive aftermarket sales and a significant decline in sales to the electronics markets due to a dramatic fall-off in the semi-conductor and telecommunications equipment industries. The European Operations segment registered less than a one-percent decline in overall sales. Lower volumes in the off-highway market and unfavorable currency translation effects offset improved sales volume, in local currency, recorded by the OEM-automotive market.

For the year ended March 31, 2001, sales of $1.12 billion were down $53.6 million or five percent from the preceding year. Weaker European currencies had a negative translation effect on the sales of approximately $53.2 million compared with the prior year. Excluding the impact of the change in currency exchange rates, total worldwide consolidated sales were essentially unchanged. Sales in the Original Equipment North America segment fell 11 percent on lower heavy-truck and light-vehicle market sales. Distributed Products segment sales were down three percent with a soft North American aftermarket and negative translation effect on the segment's European operations being partially offset by stronger electronics cooling product sales. The European Operations segment produced increased sales to both OEM-automotive and

Sales By Market
(Fiscal Year 2003)



31% Cars & Light Trucks
21% Aftermarket
19% Medium & Heavy Trucks
11% Off-Highway Equipment
8% Industrial Equipment
6% Building HVAC
3% Electronics
1% Miscellaneous

Sales By Product
(Fiscal Year 2003)



28% Modules/Packages
26% Radiators
15% Oil Coolers
9% Charge-Air Coolers
7% Vehicular Air Conditioning
6% Bulding HVAC
3% Electronics
4% Miscellaneous
2% EGR Coolers

off-highway markets but the translation effect offset much of the gain. Net sales from U.S. facilities accounted for 65 percent of consolidated revenues for the year, with approximately 18 percent of that amount being exported. Overall, 53 percent of net sales were to U.S. customers and 47 percent to non-U.S. customers.

Gross Profit

The current year gross profit of $272.7 million increased to 25 percent of sales from the $258.9 million or 24 percent of sales last year. Higher sales volumes, better asset utilization and cost reductions, many generated by the restructuring actions initiated last year, were the most significant factors contributing to the improvement in fiscal 2003. Gross profit, in absolute dollars, was up in both the Original Equipment and European Operations segments while the Distributed Products segment showed a decline for the year.

In fiscal 2002, gross profit of $258.9 million declined to 24 percent of sales from the $291.8 million or 26 percent of sales in the preceding year. Lower sales volumes, significant pricing pressures, increasing purchased component content, and closure costs outside of the restructuring, all contributed to the lower return. Included in gross profit was a $4.2 million benefit from a reduction in workers' compensation insurance reserves as a result of the Company's improving experience. Gross profit, in dollars, was down all across the Company, reflecting the weakened worldwide economies, except for the North American automotive market, where the Company was able to gain additional business.

In fiscal 2001 gross profit was $291.8 million, (26 percent of sales) compared with $324.0 million (28 percent of sales) in the previous year. The principal factors responsible for the margin reduction were lower sales volume, increased material costs pursuant to higher commodity prices, continuing pricing pressures, incremental costs in support of new business, and the one-time costs of exiting an unprofitable product line in Europe. Improvements were recorded in the European Operations segment, despite the recognition of the exiting costs, but those gains were more than offset by lower gross-profit returns in the other reporting segments.

Selling, General, and Administrative (SG&A) Expenses

In fiscal 2003, selling, general and administrative (SG&A) expenses grew by $0.7 million to $221.2 million. As a percentage of sales, SG&A declined to 20 percent from 21 percent in the prior year. Higher compensation and related benefit costs together with increased research and development costs were partially offset by the elimination of goodwill amortization as prescribed under SFAS No. 142, lower advertising and sales promotion costs, and a lower provision for doubtful accounts.

For fiscal 2002, SG&A expense dropped $7.7 million to $220.5 million, but increased to 21 percent of sales from 20 percent in the prior year. Reductions in compensation and related benefit costs, along with lower sales promotion and distribution costs more than offset the $3.4 million in Thermacore acquisition costs and increases in depreciation and amortization, research and development expenditures, and a higher bad-debt expense level.

SG&A expense of $228.2 million in fiscal 2001 was virtually identical to the preceding year and remained at 20 percent of sales. The year included substantially higher research and development expenditures, and severance charges related to staffing reductions as the Company reacted to the slowing economy, which were offset by a reduction in bad-debt expense and other expenses.

Restructuring Charges

In fiscal 2003, Modine recorded $1.6 million in income from adjustments made to the initial restructuring estimates to reflect lower than anticipated post-closing and other miscellaneous expenses. These changes were due in part to two of the facilities identified in the restructuring plan being sold or rented earlier than originally anticipated.

In the third quarter of fiscal 2002, the Company initiated a restructuring plan to reduce costs and increase future operating efficiency. Charges of $7.5 million were recognized for plans to close manufacturing facilities in North America and Europe and for other personnel reductions in both areas. Additional information is detailed in Note 14 to the 2003 consolidated financial statements.

Income from Operations

Income from operations in fiscal 2003 of $53.1 million increased $22.2 million from the previous year. Higher gross profit together with the $9.1 million favorable change in year-over-year restructuring costs were the main factors leading to the improvement shown for the year.

Income from operations in fiscal 2002 of $30.9 million declined $32.7 million from the preceding year. The reduction in gross profit discussed earlier carried down to operating income as the $7.7 million reduction in SG&A expense was offset by the $7.5 million restructuring charge.

In fiscal 2001, income from operations of $63.6 million declined $32.2 million from the previous year. The 34-percent reduction was driven primarily by lower sales volume, increased material costs pursuant to higher commodity prices, negative currency translation, incremental costs in support of new business, the costs of exiting an unprofitable product line in Europe, and staff-reduction costs.

Interest Expense

Interest expense of $6.0 million for 2003 was down $1.8 million from fiscal 2002. Lower borrowing levels and more favorable interest rates were the primary reasons for the decline.

For fiscal 2002, interest expense of $7.8 million was down $1.0 million from the preceding year. Reduced levels of short-term borrowings and lower interest rates provided the benefit, which was partially offset by a $1.5 million reduction in the amount of interest capitalized.

In fiscal 2001, interest expense declined slightly from the previous year to $8.8 million. Higher interest rates offset most of the benefit from reductions in the level of debt outstanding and higher amounts of capitalized interest.

Patent Settlements

In fiscal 2001, agreements were reached with Showa Aluminum Corporation and Mitsubishi Motors, which resulted in $17.0 million of patent-settlement income for past use of Modine's *PF* (parallel flow) technology.

Additional information is provided in Note 28 to the 2003 consolidated financial statements.

Other Income, Net

Other income in the current fiscal year decreased by $9.1 million. A year-over-year reduction of $7.7 million in gains recorded from the sale of property, equipment and business was the main factor leading to the decrease shown. In addition, a $1.7 million loss on the sale of the Company's Canadian subsidiary was recognized in the current year. A reduction in royalty income from licensees was also responsible for a $2.2 million reduction in other income. Approximately $1.9 million of the reduction was from three Japanese companies that previously had been making royalty payments for the use of the Company's *PF* technology.

In fiscal 2002, other income increased by $4.5 million to $12.7 million. The increase was primarily the result of a $3.5 million gain on the sale of one of the Company's aircraft and the disposal of some excess real estate.

Other income in fiscal 2001 grew by $3.9 million to $8.2 million. The increase was driven by higher equity earnings from affiliates, the remaining gain from the earlier sale of a facility in Michigan, and increased profit from tooling sales.

Provision for Income Taxes

The effective tax rate attributable to earnings before income taxes and the cumulative effect of accounting change decreased by 4.2 percentage points to 37.6 percent. The lower rate is the result of year-over-year changes with respect to non-deductible costs associated with goodwill amortization and non-deductible costs incurred in the acquisition of Thermacore in fiscal 2002.

The effective tax rate for fiscal 2002 rose by 2.7 percentage points to 41.8 percent. This percentage increase over the preceding year was influenced by upward pressure from nondeductible costs associated with the acquisition of Thermacore and increased nondeductible goodwill amortization, offset by downward pressure from foreign tax rate differentials.

The effective tax rate for fiscal 2001 rose by 7.7 percentage points to 39.1 percent. The significantly higher effective tax rate, compared with the year before, related to prior year changes in a net operating loss carryforward at a foreign subsidiary and to foreign tax rate differentials.

Earnings Before the Cumulative Effect of Accounting Change

Earnings before the cumulative effect of the accounting change of $34.4 million were $11.1 million higher than reported fiscal 2002 earnings of $23.3 million. On a per-share basis before the cumulative effect of the accounting change, diluted earnings per share were $1.02 per share in the current year, a $0.32 increase over the prior-year diluted earnings per share of $0.70. Cost improvements from the restructuring initiative started in November 2001, improved gross margins in two business segments, discontinuance of goodwill amortization, lower restructuring charges, no acquisition costs in the current year, and lower interest expense were all items contributing to the earnings improvement before the accounting change.

Cumulative Effect of Accounting Change

In fiscal 2003, the Company recorded a $21.7 million after-tax goodwill impairment charge to earnings for its aftermarket business unit. This charge resulted from the transitional impairment testing required under SFAS No. 142 "Goodwill and Other Intangible Assets."

Net Earnings

Net earnings in the current year declined to $12.7 million ($0.38 per diluted share) from $23.3 million ($0.70 per diluted share) in the previous year. Net earnings for fiscal 2003 declined to one percent as a percent of sales. Return on average shareholders' equity (ROE) dropped to two percent for the year. The major factor influencing the decrease in reported earnings was the $21.7 million, net of taxes, goodwill impairment charge recorded by the Company's aftermarket business unit. Continued competitive pressures in the aftermarket and depressed conditions in the electronics market diminished the improved results in markets served by the Original Equipment and European Operations business segments.

Net income in fiscal 2003 included the after-tax impact of the $21.7 million cumulative effect of the accounting change, $0.8 million in restructuring and other closure costs, $1.0 million of losses generated from the sale of the Company's Canadian subsidiary and Knoxville, Tennessee manufacturing plant, and similarly net income in fiscal 2002 included $8.7 million in restructuring charges and plant closure costs, $4.0 million in favorable accrual adjustments to workers' compensation, $3.1 million in Thermacore acquisition costs, $4.6 million in goodwill amortization and a $1.9 million gain from the sale of a Company aircraft.

Net earnings declined 55 percent in fiscal 2002 to $23.3 million ($0.70 per diluted share) from $51.8 million ($1.58 per diluted share) in the prior year. ROE slipped to five percent and net earnings as a percent of sales to two percent. Reductions in SG&A expense, the additional North American automotive business and the favorable impact on the workers' compensation liabilities and the aircraft sale were more than offset by the lower sales volumes, pricing pressures, increased purchased component content, and the restructuring and other closure costs.

Net income in fiscal 2002 included the after-tax effects of $8.7 million of restructuring and other closure costs, $3.1 million in Thermacore acquisition costs, the reduction in the workers' compensation accrual of $4.0 million and the $1.9 million gain on the aircraft sale, and likewise net income in fiscal 2001 included the $12.7 million after-tax effect in patent settlements income recorded in fiscal 2001.

Net earnings in fiscal 2001 fell 22 percent to $51.8 million ($1.58 per diluted share) from $66.3 million ($2.01 per diluted share). ROE declined to ten percent. Net earnings declined as a percent of sales to five percent in fiscal 2001. The reduction in net earnings was the result of the lower sales volume, pricing pressures, higher material costs as a percentage of sales, negative currency translation, incremental costs in support of new business, costs of exiting an unprofitable product line, and staff-reduction costs, which were partially offset by the patent settlements received.

Current Assets

Cash and cash equivalents increased by $1.8 million to $77.2 million. Details of the sources and uses of funds can be found in management's discussion of cash flows and the accompanying consolidated statement of cash flows.

Trade receivables, net of allowances for doubtful accounts, at $161.3 million, were down $1.1 million from one year ago. This reduction was achieved even with a $19.3 million year-over-year fourth quarter sales increase coming primarily from the European Operations and Original Equipment (North America) segments. Days sales outstanding were reduced by five days from the previous year as management continued to focus its efforts on improving working capital utilization.

Inventory levels grew by $9.1 million in the current fiscal year to $130.8 million. Higher inventory levels in the U.S. aftermarket operations were offset partially by less significant changes in other domestic and foreign operating units. A higher seasonal buildup of air conditioning components for the summer cooling season is responsible for a large portion of the increase in the U.S. aftermarket. The number of days of inventory on hand was reduced by one day from the prior year-end even though overall dollar levels increased for the year.

Deferred income taxes and other current assets grew by $1.5 million to $48.0 million. The largest item contributing to the change was an increase in income tax prepayments of $4.6 million. Also contributing to the overall change were supplier payments received in the current year for negotiated warranty claims.

The current ratio of 2.2-to-1 decreased from last year's 2.4-to-1. Increases in cash, inventories and other current assets were more than offset by a decrease in trade accounts receivable and increases in accounts payable, accrued expenses, debt due within a year and foreign income taxes payable.

Noncurrent Assets

Net property, plant, and equipment of $361.6 million increased by $21.2 million in fiscal 2003. Depreciation expense of $53.3 million exceeded capital spending by $2.8 million. Major additions during the year included construction costs of a new assembly plant in Europe to service new and existing programs with BMW, continued work on the administration building and technical center in Europe and preparation for new customer programs in the North American original equipment markets which include the use of EGR technology. Also included in the capital expenditures total for the year were improvements in manufacturing processes and new equipment.

Equity investments in affiliates of $22.4 million decreased $2.6 million in the current year. A $5.7 million foreign-currency translation decline recorded by the Company on its 50-percent equity investment in Radiadores Visconde, Ltda., in Brazil was the major factor leading to the overall decline for the year. This currency decline relative to the U.S. dollar occurred due to political unrest and financial uncertainties in the Brazilian economy. Recently, this situation has improved and the real has strengthened against the U.S. dollar. Another item reducing the overall investment balance was a dividend from Nikkei Heat Exchanger Co., Ltd. (NEX) in the current year. Positively impacting the investment balance were equity earnings of $1.9 million recorded in fiscal 2003. The reported equity earnings includes no goodwill amortization expense in the current year as the Company ceased amortizing goodwill recorded on its equity investments in accordance with SFAS No. 142 "Goodwill and Other Intangible Assets."

Goodwill at $31.6 million was $21.4 million lower than the previous year. This reduction occurred in conjunction with the adoption of SFAS No. 142 and the transitional impairment testing that resulted in a $22.8 million non-cash impairment charge against goodwill in the aftermarket reporting unit. This charge was accounted for as a cumulative effect of an accounting change, retroactive to the first quarter of fiscal 2003. The remaining change for the year resulted from foreign currency translation.

Other intangible assets of $4.5 million were $2.4 million higher than last year, largely as a result of a $2.9 million increase in the intangible pension asset. Other changes resulted from $0.4 million of amortization for the year and from foreign currency translation.

Deferred charges and other noncurrent assets of $73.4 million decreased $3.3 million over the prior period, with decreases of $1.4 million in pension assets and $2.0 million in deferred tax assets accounting for virtually all of the change for the year.

Current Liabilities

Short-term debt and the current portion of long-term debt, totaling $12.7 million, increased by $1.9 million from the prior year. Reclassification of $10.0 million from long-term debt to debt due within a year for the remaining payment due on the Radiadores Visconde, Ltda. equity investment, and a $7.2 million repayment on debt incurred to finance the construction of the Pontevico, Italy manufacturing facility were the primary factors responsible for the net increase shown for the year. The remaining changes resulted from discretionary short-term debt repayments, scheduled repayments of debt due within a year and foreign currency translation.

Accounts payable increased by $13.4 million to $93.5 million. Higher inventories, variations in the timing of purchasing activities and foreign currency translation were some of the factors contributing to the overall increase.

Accrued expenses and other current liabilities grew by $3.1 million to $32.1 million. Higher warranty accruals were the main factor influencing the increase. One of the principal reasons for the increase was the implementation of new statistical estimating techniques in the U.S. aftermarket for determining warranty accruals.

Noncurrent Liabilities

Long-term debt decreased by $41.1 million to $98.6 million at year-end. In April 2002, the Company entered into a new credit facility and initially borrowed $64.0 million. The proceeds were used to pay down two existing credit facilities totaling $63.6 million. Later in the fiscal year, the Company reduced its borrowings against the new credit facility by $46.0 million. The remaining net reduction in long-term debt consists of the reclassification of certain debt due within twelve months, including the $10.0 million due in fiscal 2004 for the equity investment in Radiadores Visconde, Ltda., some minor changes in borrowing at the Company's foreign subsidiaries and offsetting foreign currency translation as the euro strengthened against the dollar during the fiscal year, thereby increasing the dollar value of euro-denominated borrowings.

As a percent of shareholders' equity, long-term debt was 18.6 percent at year-end. Total debt-to-equity was 21.0 percent, down 8.1 percentage points from fiscal 2002.

Other non-current liabilities at $51.2 million were $10.5 million higher than last year. The change is primarily the result of an increase in recorded pension liabilities of $9.8 million for the year. This increase is the direct result of lower investment returns earned by the Company over the past several years, consistent with the overall declines in the bond and stock markets.

Shareholders' Equity

Total shareholders' equity of $530.4 million increased $14.4 million over the prior period. The major changes were in retained earnings and accumulated other comprehensive loss and as a result of stock transactions. Net earnings added $12.7 million in the year while $17.3 million in dividends and shareholders' rights redemption payments contributed to the net decline in retained earnings of $4.8 million from the prior year. Common stock and related paid-in-capital increases for the year totaled $5.4 million. This increase resulted from common shares issued to satisfy stock options exercises, stock awards, and employee stock-purchase plans.

Accumulated other comprehensive loss of $18.7 million decreased $14.8 million over the prior year. The most significant component was the foreign currency translation adjustment, which decreased by $20.5 million. Gains from the euro strengthening against the dollar during the year were offset in part by translation losses recorded on the Company's equity investment in its Brazilian affiliate and by the unfavorable foreign currency effects on the Company's foreign-denominated borrowings. Additionally, a $5.7 million minimum pension liability charge to equity was recorded for the period.

In fiscal 2003, the treasury stock activity consisted of offsetting purchases and uses, each totaling $1.1 million or 45,000 shares. As in the past, treasury shares were used to satisfy requirements for stock option exercises. In addition, 302,000 new shares of common stock were issued to satisfy stock option exercises, stock awards, and employee stock-purchase plans. The number of shares of common stock outstanding at year-end increased to 33,773,000 shares.

During fiscal 2002, $1.3 million was expended to acquire 46,000 treasury shares while $17.9 million of treasury stock (586,000 shares) was used to satisfy requirements for stock options and employee stock-purchase plans. In addition, 80,000 new shares of common stock were issued to satisfy stock option exercises and employee stock-purchase plans. In April 2001, 3,327,000 common shares were issued in conjunction with the pooling transaction with Thermacore International, Inc. The number of shares of common stock outstanding at March 31, 2002 increased to 33,471,000 shares.

During fiscal 2001, $5.2 million was expended to acquire 199,000 treasury shares while $16.0 million of treasury stock (468,000 shares) was used to satisfy requirements for stock options and employee stock-purchase plans. In addition, 426,000 new shares of common stock were issued to satisfy stock option exercises. The number of shares of common stock outstanding at March 31, 2001, including the shares issued in the pooling transaction mentioned above, totaled 32,851,000 shares.

Book value per share increased two-percent, or $0.28, during fiscal 2003 to $15.70.

Net Cash Provided by Operating Activities

Net cash provided by operating activities in fiscal 2003 was $113.3 million, down $18.1 million from the prior year record of $131.4 million. Major items contributing to the overall change were lower earnings after the cumulative effect of the accounting change, increased inventories compared to a significant reduction in the prior year and lower non-cash restructuring charges. These items were offset in part by the non-cash expense of $22.8 million from the cumulative effect of an accounting change upon adoption of SFAS No. 142, increases in deferred income taxes and non-cash losses reported on the disposition of property, plant, and equipment.

Net cash provided by operating activities in fiscal 2002 was a record $131.4 million, up $5.6 million from the prior year. Major items contributing to the overall change were the reduced working-capital requirements as a result of the Company's continued programs in this area and higher non-cash depreciation and amortization adjustments, which were partially offset by lower earnings. Working-capital requirements included a non-cash restructuring charge of $5.6 million. Further details regarding restructuring charges recorded in fiscal 2002 can be found in Note 14 to the 2003 consolidated financial statements.

Net cash provided by operating activities in fiscal 2001 was $125.8 million, up $35.7 million from the prior year. Major items contributing to the overall change were the reduced working-capital requirements as a result of the Company's programs in this area and a favorable non-cash adjustment for deferred income taxes, both offset partially by lower earnings.

Capital Expenditures

Capital expenditures for fiscal 2003 were $50.5 million, $14.8 million higher than the prior year. Major areas of capital spending included: a new assembly plant under construction in Europe to supply BMW programs; continued expenditures for the new technical center and administration building in Europe; and costs associated with the purchase of new equipment and process improvements throughout the world.

Capital expenditures for fiscal 2002 were $35.8 million, $37.1 million lower than the prior year, a direct result of management's initiative to reduce capital spending. Major areas of capital spending included: on-going construction and equipment costs of a new technical center in Europe; continued production and administrative facility expansion in Europe; and costs associated with the purchase of equipment and tooling for new customer programs.

Capital expenditures for fiscal 2001 were $72.9 million, $20.3 million lower than the prior year. They included: on-going construction and equipment costs of a new technical center in Europe; continued production and administrative facility expansion in Europe; costs associated with the purchase of equipment and tooling for new customer programs; facility improvements at existing locations; and additional equipment costs for the technical center in Racine.

Acquisitions and Investments in Affiliates

During fiscal 2001, Modine invested $0.2 million to acquire the remaining 50-percent share of Daikin-Modine, Inc., a former joint venture between Modine and Daikin Industries, Ltd. Separately, Modine received a return of capital of $0.5 million from another joint venture, Nikkei Heat Exchanger Company Ltd. (NEX). See Note 12 to the 2003 consolidated financial statements for further detail.

Proceeds from the Sale of Business and Disposition of Assets

During fiscal 2003, Modine received proceeds of $2.0 million from the sale of its wholly-owned Canadian aftermarket subsidiary, Modine of Canada, Ltd. In addition, the Company received $3.1 million in proceeds from the disposition of other assets that included the sale of its facility located in Knoxville, Tennessee for $2.3 million and various equipment related to the restructuring plan announced in fiscal 2002.

During fiscal 2002, Modine received proceeds from the disposition of assets of $6.6 million. The major items included the sale of an aircraft for $4.1 million and various real estate for $2.1 million.

Cash Changes in Debt: Short- and Long-Term

In fiscal 2003, Company debt decreased $55.8 million, due to repayments of $55.0 million of long-term debt and all outstanding short-term debt. Improved working capital and closely monitored capital-expenditure requirements allowed for the reduction of outstanding debt. In April 2002, Modine entered into a new $150.0 million multi-currency, revolving credit facility. Initially, $64.0 million was borrowed against this new facility and used to pay down existing debt. See Note 18 to the 2003 consolidated financial statements for further detail.

In fiscal 2002, Company debt decreased $29.2 million, primarily due to discretionary repayments of $26.5 million of short-term debt and $2.7 million of long-term debt. Lower working capital and capital-expenditure requirements allowed for the reduction of outstanding debt. Total debt assumed as part of the Thermacore acquisition was $14.0 million. The majority of the debt assumed was refinanced with available lines of credit at more favorable interest rates.

In fiscal 2001, Company debt decreased $37.2 million, primarily due to discretionary repayments of $40.0 million of domestic long-term debt. The reduction in debt was a result of the patent settlement proceeds received and of reduced working-capital and capital-expenditure requirements.

Treasury Stock

Treasury stock activity is detailed in the Shareholders' Equity section of management's discussion and analysis, with additional detail provided in Note 23 to the 2003 consolidated financial statements.

Dividends Paid and Shareholders' Rights Redemption

Dividends for fiscal 2003 totaled $16.8 million, or 50 cents per share. This is a decrease of 37.5 cents per share compared to the previous year and includes a full year at the 12.5 cents quarterly rate, which was effective in the fourth quarter of fiscal 2002. Dividends for fiscal 2002 totaled $29.0 million, or 87.5 cents per share. This is a decrease of 12.5 cents per share from the previous year and includes one quarterly dividend at the reduced rate of 12.5 cents per quarter. Dividends in fiscal 2001 were $29.3 million, representing $1.00 per share, and increased 8 cents per share over the previous year.

The Shareholder Rights Plan ("Poison Pill") was terminated during fiscal 2003 by redeeming the rights through a cash payment of $.0125 per share, or $0.4 million. See Note 24 to the 2003 consolidated financial statements for further detail.

Liquidity

The Company expects to meet its future operating and capital-expenditure needs primarily through a combination of current cash balances, internally generated funds and external financing arrangements. The Company expects to make scheduled debt repayments in fiscal 2004 with internally generated funds. The Company believes that its internally generated cash flow, together with access to external resources, will be sufficient to satisfy existing commitments and plans. In addition, management believes it is positioned to provide the necessary financial resources to take advantage of potential strategic business opportunities that arise within fiscal 2004. In April 2002, Modine entered into a new $150.0 million multi-currency, revolving credit facility. Worldwide Modine had approximately $143.4 million in unused lines of credit at March 31, 2003. See Note 18 to the 2003 consolidated financial statements for further detail.

The following tables represent our obligations and commitments to make future payments under contracts, such as debt and lease agreements, and under contingent commitments, such as debt guarantees, as of March 31, 2003. See Note 28 to the 2003 consolidated financial statements for further detail.

Contractual Obligations

(In thousands)

March 31, 2003	Total	Less Than 1 year	1-3 years	4-5 years	After 5 years
Long-term debt	$111,248	$12,692	$79,474	$10,603	$ 8,479
Operating leases	22,671	7,795	8,341	4,255	2,280
Capital expenditure commitments	37,004	37,004	—	—	—
Other long-term obligations	3,612	38	76	76	3,422
Total contractual obligations	$174,535	$57,529	$87,891	$14,934	$14,181

Other Commercial Commitments

(In thousands)

March 31, 2003	Total	Less Than 1 year	1-3 years	4-5 years	After 5 years
Maximum loan commitment	$132,633	$ —	$132,000	$ —	$ 633
Standby letters of credit	4,290	—	4,290	—	—
Maximum guarantees	10,800	—	—	—	10,800
Surety bonds	505	505	—	—	—
Total other commercial commitments	$148,228	$505	$136,290	$ —	$11,433

Forward-Looking Statements

This report contains statements, including information about future financial performance, accompanied by phrases such as "believes," "estimates," "expects," "plans," "anticipates," "will," "intends," and other similar "forward-looking" statements, as defined in the Private Securities Litigation Reform Act of 1995. Modine's actual results, performance or achievements may differ materially from those expressed or implied in these statements, because of certain risks and uncertainties, including, but not limited to, the following: •Customers' abilities to maintain their market shares and achieve anticipated growth rates for new products, particularly as they experience pricing pressures and excess capacity issues. •Modine's ability to maintain current programs and compete effectively for new business, including our ability to offset or otherwise address increasing pricing pressures from our customers and competitors. •The effect of the weather on market demand, which directly impacts sales. •Unanticipated problems with suppliers' abilities to meet Modine's demands. •Customers' actual production demand for new products and technologies, including market acceptance of a particular vehicle model or engine. •The impact of environmental laws and regulations on Modine's business and the business of Modine's customers, including Modine's ability to take advantage of opportunities to supply alternative new technologies to meet recently introduced environmental emissions standards. •Economic, social and political conditions, changes and challenges in the markets where Modine operates and competes (including currency exchange rates, tariffs, inflation, recession, and restrictions associated with importing and exporting and foreign ownership). •Increases in production or material costs that cannot be recouped in product pricing. •The cyclical nature of the vehicular industry. •Work stoppages or interference at Modine or Modine's major customers. •Unanticipated product or manufacturing difficulties, including unanticipated warranty claims. •Unanticipated delays or modifications initiated by major customers with respect to product applications or requirements. •Costs and other effects of unanticipated litigation or claims, and the increasing pressures associated with rising health care and insurance costs and reductions in pension credit. •Other risks and uncertainties identified by the Company in public filings with the Securities and Exchange Commission.

Modine does not assume any obligation to update any of these forward-looking statements.

Consolidated Statements of Earnings

(In thousands, except per-share amounts)

For the years ended March 31	**2003**	2002	2001
Net sales	**$1,092,075**	$1,069,187	$1,115,045
Cost of sales	**819,368**	810,291	823,220
Gross profit	**272,707**	258,896	291,825
Selling, general, and administrative expenses	**221,170**	220,486	228,187
Restructuring charges	**(1,555)**	7,540	—
Income from operations	**53,092**	30,870	63,638
Interest expense	**(6,026)**	(7,793)	(8,784)
Patent settlements	**—**	—	16,959
Other income — net	**7,961**	17,033	13,250
Earnings before income taxes and the cumulative effect of accounting change	**55,027**	40,110	85,063
Provision for income taxes	**20,669**	16,765	33,233
Earnings before cumulative effect of accounting change	**34,358**	23,345	51,830
Cumulative effect of change in accounting for:			
Goodwill impairment (net of $1,136 income tax benefit)	**(21,692)**	—	—
Net earnings	**$ 12,666**	$ 23,345	$ 51,830
Net earnings per share of common stock - basic:			
Before cumulative effect of accounting change	**$1.03**	$0.70	$1.61
Cumulative effect of accounting change	**(0.65)**	—	—
Net earnings — basic	**$0.38**	$0.70	$1.61
Net earnings per share of common stock - diluted:			
Before cumulative effect of accounting change	**$1.02**	$0.70	$1.58
Cumulative effect of accounting change	**(0.64)**	—	—
Net earnings — diluted	**$0.38**	$0.70	$1.58

The notes to consolidated financial statements are an integral part of these statements.

Consolidated Balance Sheets

(In thousands, except per-share amounts)

March 31	**2003**	2002
Assets		
Current assets:		
Cash and cash equivalents	**$ 77,243**	$ 75,402
Trade receivables, less allowance for doubtful accounts of $2,687 and $3,217	**161,319**	162,462
Inventories	**130,812**	121,663
Deferred income taxes and other current assets	**47,992**	46,443
Total current assets	**417,366**	405,970
Noncurrent assets:		
Property, plant, and equipment — net	**359,758**	340,388
Property held for sale	**1,847**	—
Investment in affiliates	**22,389**	24,981
Goodwill	**31,593**	52,969
Other intangible assets — net	**4,513**	2,085
Deferred charges and other noncurrent assets	**73,352**	76,651
Total noncurrent assets	**493,452**	497,074
Total assets	**$910,818**	$903,044
Liabilities and shareholders' equity		
Current liabilities:		
Short-term debt	**$ —**	$ 726
Long-term debt — current portion	**12,692**	10,030
Accounts payable	**93,506**	80,112
Accrued compensation and employee benefits	**47,577**	46,797
Income taxes	**7,394**	4,799
Accrued expenses and other current liabilities	**32,094**	29,040
Total current liabilities	**193,263**	171,504
Noncurrent liabilities:		
Long-term debt	**98,556**	139,654
Deferred income taxes	**37,370**	35,127
Other noncurrent liabilities	**51,242**	40,760
Total noncurrent liabilities	**187,168**	215,541
Total liabilities	**380,431**	387,045
Shareholders' equity:		
Preferred stock, $0.025 par value, authorized 16,000 shares, issued — none	**—**	—
Common stock, $0.625 par value, authorized 80,000 shares, issued 34,045 and 33,743 shares	**21,278**	21,089
Additional paid-in capital	**24,360**	19,166
Retained earnings	**514,109**	518,900
Accumulated other comprehensive loss	**(18,713)**	(33,494)
Treasury stock at cost: 272 and 272 common shares	**(7,044)**	(6,976)
Restricted stock — unamortized value	**(3,603)**	(2,686)
Total shareholders' equity	**530,387**	515,999
Total liabilities and shareholders' equity	**$910,818**	$903,044

The notes to consolidated financial statements are an integral part of these statements.

Consolidated Statements of Cash Flows

(In thousands)

For the years ended March 31	2003	2002	2001
Cash flows from operating activities:			
Net earnings	**$ 12,666**	$ 23,345	$ 51,830
Adjustments to reconcile net earnings with cash provided by operating activities:			
Depreciation and amortization	**54,810**	63,508	51,908
Loss on sale of business	**1,726**	—	—
Pensions	**(2,829)**	(3,257)	(2,779)
Loss/(gain) from disposition of property, plant, and equipment	**1,565**	(4,630)	2,505
Deferred income taxes	**7,820**	2,515	9,972
Provision for losses on accounts receivable	**1,233**	2,086	(1,311)
Undistributed (earnings) of affiliates, net of dividends received	**(1,402)**	(1,827)	(1,509)
Restructuring	**(1,555)**	5,609	—
Cumulative effect of change in accounting	**22,828**	—	—
Other — net	**2,828**	3,581	642
	99,690	90,930	111,258
Change in operating assets and liabilities excluding acquisitions:			
Trade receivables	**9,082**	10,676	10,846
Inventories	**(3,420)**	28,362	17,300
Other current assets	**(323)**	9,395	(8,409)
Accounts payable	**8,584**	1,353	(5,999)
Accrued compensation and employee benefits	**(3,759)**	(7,324)	860
Income taxes	**1,739**	(1,316)	(1,161)
Accrued expenses and other current liabilities	**1,714**	(672)	1,069
Net cash provided by operating activities	**113,307**	131,404	125,764
Cash flows from investing activities:			
Expenditures for property, plant, and equipment	**(50,519)**	(35,763)	(72,890)
Acquisitions, net of cash acquired	**—**	—	249
Proceeds from sale of business	**1,954**	—	—
Proceeds from dispositions of assets	**3,138**	6,605	815
Investments in affiliates	**—**	74	345
Increase in deferred charges and other noncurrent assets	**(623)**	(750)	(1,492)
Other — net	**9**	—	(944)
Net cash used for investing activities	**(46,041)**	(29,834)	(73,917)
Cash flows from financing activities:			
(Decrease)/increase in short-term debt — net	**(814)**	(26,532)	14,665
Additions to long-term debt	**66,762**	54,771	47,183
Reductions of long-term debt	**(121,762)**	(57,479)	(99,064)
Issuance of common stock, including treasury stock	**3,844**	12,447	10,607
Purchase of treasury stock	**(1,135)**	(1,293)	(5,167)
Cash dividends paid	**(16,834)**	(28,981)	(29,307)
Shareholders' rights redemption	**(420)**	—	—
Net cash (used for) financing activities	**(70,359)**	(47,067)	(61,083)
Effect of exchange-rate changes on cash	**4,934**	(845)	(262)
Net increase/(decrease) in cash and cash equivalents	**1,841**	53,658	(9,498)
Cash and cash equivalents at beginning of year	**75,402**	21,744	31,242
Cash and cash equivalents at end of year	**$ 77,243**	$ 75,402	$ 21,744
Cash paid during the year for:			
Interest, net of amounts capitalized	**$ 6,020**	$ 6,639	$ 8,467
Income taxes	**$ 14,898**	$ 10,058	$ 29,674

The notes to consolidated financial statements are an integral part of these statements.

Consolidated Statements of Shareholders' Equity

(In thousands, except per-share amounts)

For the years ended March 31, 2003, 2002, and 2001	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income/(loss)	Treasury stock	Restricted stock—unamortized value	Total
Balance, March 31, 2000	$20,773	$15,707	$513,002	$(21,623)	$(34,394)	$(1,922)	$491,543
Net earnings	—	—	51,830	—	—	—	51,830
Other comprehensive (loss):							
Foreign-currency translation	—	—	—	(2,288)	—	—	(2,288)
Minimum pension liability (net of tax benefit of $149)	—	—	—	260	—	—	260
Total comprehensive income	—	—	—	—	—	—	49,802
Cash dividends, $1.00 per share	—	—	(29,307)	—	—	—	(29,307)
Purchase of treasury stock	—	—	—	—	(5,167)	—	(5,167)
Stock options and awards including related tax benefits	266	1,761	(5,028)	—	10,005	—	7,004
Employee stock-purchase and -ownership plans	—	—	(1,844)	—	5,992	—	4,148
Amortization of deferred compensation under restricted stock plans	—	—	—	—	—	674	674
Balance, March 31, 2001	21,039	17,468	528,653	(23,651)	(23,564)	(1,248)	518,697
Net earnings	—	—	23,345	—	—	—	23,345
Other comprehensive (loss):							
Foreign-currency translation	—	—	—	(9,131)	—	—	(9,131)
Minimum pension liability (net of tax benefit of $449)	—	—	—	(712)	—	—	(712)
Total comprehensive income	—	—	—	—	—	—	13,502
Cash dividends, $0.875 per share	—	—	(28,981)	—	—	—	(28,981)
Purchase of treasury stock	—	—	—	—	(1,293)	—	(1,293)
Stock options and awards including related tax benefits	42	1,309	(2,577)	—	9,124	(2,294)	5,604
Employee stock-purchase and -ownership plans	8	389	(1,540)	—	8,757	—	7,614
Amortization of deferred compensation under restricted stock plans	—	—	—	—	—	856	856
Balance, March 31, 2002	21,089	19,166	518,900	(33,494)	(6,976)	(2,686)	515,999
Net earnings	**—**	**—**	**12,666**	**—**	**—**	**—**	**12,666**
Other comprehensive (loss):							
Foreign-currency translation	**—**	**—**	**—**	**20,450**	**—**	**—**	**20,450**
Minimum pension liability (net of taxes of $4,056)	**—**	**—**	**—**	**(5,669)**	**—**	**—**	**(5,669)**
Total comprehensive income	**—**	**—**	**—**	**—**	**—**	**—**	**27,447**
Cash dividends, $0.50 per share	**—**	**—**	**(16,834)**	**—**	**—**	**—**	**(16,834)**
Shareholders' rights redemption, $0.0125 per share	**—**	**—**	**(420)**	**—**	**—**	**—**	**(420)**
Purchase of treasury stock	**—**	**—**	**—**	**—**	**(1,135)**	**—**	**(1,135)**
Stock options and awards including related tax benefits	**186**	**5,071**	**(203)**	**—**	**1,067**	**(2,015)**	**4,106**
Employee stock-purchase and -ownership plans	**3**	**123**	**—**	**—**	**—**	**—**	**126**
Amortization of deferred compensation under restricted stock plans	**—**	**—**	**—**	**—**	**—**	**1,098**	**1,098**
Balance, March 31, 2003	**$21,278**	**$24,360**	**$514,109**	**$(18,713)**	**$ (7,044)**	**$(3,603)**	**$530,387**

The notes to consolidated financial statements are an integral part of these statements.

Note 1 Significant accounting policies

Nature of operations: Modine Manufacturing Company (Modine) specializes in thermal management, bringing heating and cooling technology to diversified markets. The Company is a leading global developer, manufacturer, and marketer of heat exchangers and systems for use in on-highway and off-highway original equipment manufacturer (OEM) vehicular applications, and for sale to the automotive aftermarket (as replacement parts) and to a wide array of building, industrial, refrigeration, fuel cell, electronics, and telecommunications markets. Product lines include radiators & radiator cores, vehicular air conditioning, oil coolers, charge air coolers, heat-transfer packages and modules, building-heating, ventilating, and air-conditioning (HVAC) equipment, and electronics cooling solutions.

Basis of presentation: The financial statements are prepared in conformity with generally accepted accounting principles in the United States. These principles require management to make certain estimates and assumptions in determining Modine's assets, liabilities, revenue, expenses, and related disclosures. Actual amounts could differ from those estimates.

Consolidation principles: The consolidated financial statements include the accounts of Modine Manufacturing Company and its majority-owned subsidiaries. Material intercompany transactions and balances are eliminated in consolidation. Operations of subsidiaries outside the United States and Canada are included for periods ending one month prior to Modine's year-end in order to ensure timely preparation of the consolidated financial statements. Investments in affiliated companies in which ownership is 20 percent or more are accounted for by the equity method. The investments are stated at cost plus or minus a proportionate share of the undistributed net income (loss). Modine's share of the affiliates' net income (loss) is reflected in net earnings. Also see Note 11.

In April 2001, Modine completed the acquisition of Thermacore International, Inc. (Thermacore) in a business combination accounted for as a pooling of interests. Accordingly, the historical consolidated financial statements and accompanying notes have been restated to include Thermacore for all periods presented. Also see Note 12.

Revenue recognition: Sales revenue is recognized at the time of product shipment to customers and appropriate provision is made for uncollectible accounts.

Sales discounts: To conform with the Emerging Issues Task Force (EITF) consensus on Issue 00-14 "Accounting for Certain Sales Incentives," sales discounts, which were allowed for prompt payment of invoices by customers, have been recorded in the current year as a reduction to sales. Prior years' amounts shown on the consolidated statement of earnings have been changed to give effect to this reclassification. There was no effect on net earnings as a result of this reclassification.

Sales incentives: The Company offers a number of sales incentive programs to its customers. These programs include volume incentives, sales rebates and advertising and marketing allowances. The programs are based upon varying criteria that are tailored to a particular market or customer base. These sales incentives may be netted directly against sales at the time of invoicing, as in case of volume discounts applicable at the time of the customer order, or in the case of sales rebates, recorded as a reduction to revenue on a monthly basis with a liability recognized in "accrued expenses and other current liabilities." Sales rebate accruals are established based upon actual or historical sales volume, depending upon the program, and the purchase of qualifying products, or may be based upon a fixed percentage of sales as defined in certain customer agreements. In certain instances fixed percentage sales rebates are granted to certain customers that waive their rights to present warranty claims. All sales rebate accruals are reviewed periodically and adjusted if necessary. In addition, the Company also offers advertising and marketing allowances which are reported as selling, general and administrative expenses. Customers under these programs are required to attain specified volume levels and/or submit proof of mutually beneficial advertising programs or marketing efforts such as trade show participation, in order to qualify for payment under these programs. In other instances the Company offers advertising and marketing allowances as a fixed percentage of sales with no obligation by the customer to submit proof of advertising expenditures. In these instances, these allowances are recorded as a reduction to sales.

Warranty: Modine provides product warranties for specific product lines and accrues for estimated future warranty costs in the period in which the sale is recorded. Warranty expense is generally provided based upon historical and current claim data. Accruals are recorded as current liabilities under the caption "accrued expenses and other current liabilities."

Shipping and handling costs: Modine currently includes certain shipping and handling costs, primarily from the Distributed Products reporting segment, as part of selling, general and administrative expenses on the statements of earnings. These costs include costs to physically move finished goods from the Company's distribution or manufacturing facilities to the customer, as well as costs incurred to move products between facilities within Modine's distribution system. For the years ended March 31, 2003, 2002, and 2001, these shipping and handling costs were $10,071,000, $10,303,000, and $12,202,000, respectively.

Revenue recognition under licensing arrangements (royalty payments): Revenues under various licensing agreements are recognized when earned except in those cases where collection is uncertain, or the amount cannot reasonably be estimated until formal accounting reports are received from the licensee as provided for under the provisions of the licensing agreement. Licensing revenue is recorded in the statement of earnings under the caption "other income - net" except in those cases where the Company received lump-sum patent settlements related to past infringement of Modine's *PF* (Parallel Flow) technology. These payments are recorded under the "patent settlements" caption in the statements of earnings in fiscal 2001.

Translation of foreign currencies: Assets and liabilities of foreign subsidiaries and equity investments are translated into U.S. dollars at year-end exchange rates, and income and expense items are translated at the average exchange rates for the year. Resulting translation adjustments are reported as an other comprehensive income (loss) item, included in shareholders' equity. Foreign currency transaction gains or losses are included in net earnings.

Forward exchange contracts: Foreign exchange options and forward contracts on foreign currencies are entered into by Modine as hedges against the impact of currency fluctuations on certain sales and purchase transactions and are not used to engage in speculation.

Income taxes: Deferred tax liabilities and assets are determined based on the difference between the amounts reported in the financial statements and the tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse.

Earnings per share: Basic earnings per share is calculated based on the weighted average number of common shares outstanding during the year, while diluted earnings per share is calculated based on the dilutive effect of common shares that could be issued. Also see Note 7.

Cash equivalents: For purposes of the cash flows statement, Modine considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Inventories: Inventories are valued at the lower of cost, on a first-in, first-out basis, or market value.

Property, plant, and equipment: These assets are stated at cost. For financial reporting purposes, depreciation is computed using, principally, the straight-line method over the expected useful life of the asset. Maintenance and repair costs are charged to earnings as incurred. Costs of improvements are capitalized. Upon the sale or other disposition of an asset, the cost and related accumulated depreciation are removed from the accounts and the gain or loss is included in net earnings.

Goodwill: As of April 1, 2002, Modine adopted Statement of Financial Accounting Standard (SFAS) No. 142 "Goodwill and Other Intangible Assets." Under the new standard, goodwill will have an indefinite life and no longer be amortized. Instead, goodwill is tested for impairment on an annual basis, unless conditions exist which would require a more frequent evaluation. Goodwill impairment is assessed in each reporting unit by comparing the carrying amount of goodwill to the reporting unit's fair value, which was estimated based on the present value of expected future cash flows. An impairment loss is recognized when the carrying amount of goodwill exceeds the fair value.

Intangible assets: Costs of acquired patents and product technology are amortized using the straight-line method over the shorter of their estimated useful life or 15 years. Non-compete agreements are amortized over the life of the agreement.

Impairment of long-lived and amortized intangible assets: When facts and circumstances indicate that the carrying value of long-lived assets, including amortized intangibles, may be impaired, an evaluation of recoverability is performed by comparing the carrying value of the assets with the estimated future undiscounted cash flows, in addition to other quantitative and qualitative analysis. If an impairment is determined to exist, a write-down to market value or discounted cash flow is made and the impairment loss is recognized by a charge against current operations.

Environmental expenditures: Environmental expenditures related to current operations that qualify as property, plant, and equipment or that substantially increase the economic value or extend the useful life of an asset are capitalized and all other expenditures are expensed as incurred. Environmental expenditures that relate to an existing condition caused by past operations are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable and the costs can be reasonably estimated.

Self-Insurance reserves: The Company retains much of the financial risk for insuring automobile, general liability, workers' compensation and employee group health claims. Operations are charged with the cost of claims reported and an estimate of claims incurred but not recorded. Insurance accruals include estimated settlements for known claims, as well as accruals of estimates, some of which are actuarially determined, of incurred but not reported claims. The determination of insurance claims and the appropriateness of the related liability accruals are reviewed and updated at regular intervals.

Stock-based compensation: Stock-based compensation is recognized by the Company using the intrinsic value method of accounting prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of Modine stock at the date of the grant over the amount an employee must pay to acquire the stock. If the fair-value-based method of accounting for the 2003, 2002, and 2001 stock option grants had been applied in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation," Modine's net earnings and net earnings per share would have been reduced as summarized below:

(In thousands, except per-share amounts)

Years ended March 31	**2003**	2002	2001
Net earnings before cumulative effect of accounting change as reported	**$34,358**	$23,345	$51,830
Net earnings before cumulative effect of accounting change pro forma	**32,299**	19,472	48,489
Net earnings as reported	**$12,666**	$23,345	$51,830
Net earnings pro forma	**10,607**	19,472	48,489
Net earnings per share-before cumulative effect of accounting change (basic) as reported	**$1.03**	$0.70	$1.61
Net earnings per share-before cumulative effect of accounting change (basic) pro forma	**0.97**	0.58	1.51
Net earnings per share (basic) as reported	**$0.38**	$0.70	$1.61
Net earnings per share (basic) pro forma	**0.32**	0.58	1.51
Net earnings per share-before cumulative effect of accounting change (diluted) as reported	**$1.02**	$0.70	$1.58
Net earnings per share before cumulative effect of accounting change (diluted) pro forma	**0.96**	0.58	1.48
Net earnings per share (diluted) as reported	**$0.38**	$0.70	$1.58
Net earnings per share (diluted) pro forma	**0.31**	0.58	1.48

The fair value of the option grants in fiscal 2003, 2002, and 2001, was estimated using the Black-Scholes option-pricing model. The weighted average of the fair value per option and the valuation assumptions are as follows:

(In dollars)

Years ended March 31	2003	2002	2001
Fair value per option	**$5.72**	$6.79	$7.57
Valuation assumptions:			
Risk-free interest rate	**3.8%**	4.2%	5.3%
Stock volatility	**36.5%**	33.9%	32.4%
Dividend yield	**3.0%**	3.0%	2.8%
Expected option life—years	**6.0**	6.0	5.5

Accounting standards changes and new pronouncements: On April 1, 2002, the Company adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This Statement develops a single comprehensive accounting model for impairment and disposal of long-lived assets and discontinued operations. This adoption did not have a material impact on the Company's net earnings or financial position.

In June 2002, the Financial Accounting Standards Board (FASB) issued SFAS No. 146 "Accounting for Exit or Disposal Activities." SFAS No. 146 addresses significant issues regarding the recognition, measurement, and reporting of costs that were previously associated with exit and disposal activities, including restructuring activities that were previously accounted for pursuant to the guidance that the EITF has set forth in Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The scope of SFAS No. 146 also includes (1) costs related to terminating a contract that is not a capital lease and (2) termination benefits that employees who are involuntarily terminated receive under the terms of a one-time benefit arrangement that is not an ongoing benefit arrangement or an individual deferred compensation contract. SFAS No. 146 is effective for exit or disposal activities that are initiated at the Company after December 31, 2002.

In November 2002, FASB issued Financial Interpretation No. 45 (FIN 45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 requires certain guarantees to be recorded at fair value and requires a guarantor to make significant new disclosures, even when the likelihood of making any payments under the guarantee is remote. Generally, FIN 45 applies to certain types of financial guarantees that contingently require the guarantor to make payments to the guaranteed party based on changes in an underlying that is related to an asset, liability, or an equity security of the guaranteed party; performance guarantees involving contracts which require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an obligating agreement; indemnification agreements that contingently require the guarantor to make payments to an indemnified party based on changes in an underlying that is related to an asset, liability, or an equity security of the indemnified party; or indirect guarantees of the indebtedness of others. The initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. Disclosure requirements under FIN 45 are effective for financial statements ending after December 15, 2002 and are applicable to all guarantees issued by the guarantor subject to FIN 45's scope, including guarantees issued prior to FIN 45. Special disclosures for product warranties under FIN 45 include disclosures on the guarantor's accounting and methodology used in determining its liability and a tabular reconciliation of the changes in the guarantor's product warranty liability for the reporting period. See Note 21 for further information.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure" which addresses financial accounting and reporting for recording expenses for the fair value of stock options. SFAS No. 148 provides alternative methods of transition for a voluntary change to fair-value-based method of accounting for stock-based employee compensation. Additionally, SFAS No. 148 requires more prominent and more frequent disclosures in financial statements about the effects of stock-based compensation. The provisions of this Statement are effective for fiscal years ending after December 15, 2002, with early application permitted in certain circumstances. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. The Company will continue to account for its stock-based compensation under the intrinsic value method prescribed under Accounting Principles Board Opinion (APB) No. 25.

In January 2003, the FASB issued Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities" with the objective of improving financial reporting by companies involved with variable interest entities. A variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights, or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. Historically, entities generally were not consolidated unless the entity was controlled through voting interests. FIN 46 changes that by requiring a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. A company that consolidates a variable interest entity is called the "primary beneficiary" of that entity. FIN 46 also requires disclosures about variable interest entities that a company is not required to consolidate but in which it has a significant variable interest. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements of FIN 46 apply to existing entities in the first fiscal year or interim period beginning after June 15, 2003. Also, certain disclosure requirements apply to all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. We do not believe that this interpretation will have a material effect on our financial condition or results of operations. There are no guarantees or loss exposures relating to our unconsolidated equity investments described in Note 11, which would require disclosure in the financial statements.

Reclassifications: Certain prior-year amounts have been reclassified to conform with the current-year presentation.

Note 2 Research and development costs

Research and development costs charged to operations totaled $29,852,000 in fiscal 2003, $28,632,000 in fiscal 2002, and $26,985,000 in fiscal 2001.

Note 3 Pension and other post-retirement benefit plans

Pensions: Modine has several noncontributory, defined-benefit, pension plans that cover most of its domestic employees. The benefits provided are based primarily on years of service and average compensation for the salaried plans and some hourly plans. Other hourly plans are based on a monthly retirement benefit amount. The funding policy for domestic qualified plans is to contribute annually, not less than the minimum required by applicable law and regulation, nor more than the maximum amount that can be deducted for federal income tax purposes. Plan assets principally consist of equity and fixed income securities. As of March 31, 2003 and 2002, the plans held 993,000 shares of Modine common stock.

Modine's foreign subsidiaries have defined-benefit plans and/or termination indemnity plans covering substantially all of their eligible employees. The benefits under these plans are based on years of service and final average compensation levels. Funding is limited to statutory requirements. In fiscal 2002, Modine changed the pension valuation date to December 31.

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $45,084,000, $44,120,000, and $20,870,000, respectively, as of March 31, 2003, and $20,232,000, $19,360,000, and $6,314,000, respectively, as of March 31, 2002.

Modine has several defined-contribution plans that cover most of its domestic employees. These 401(k) and savings plans provide company matching under various formulas. The cost of Modine's contributions to the plans (including retirement plans discussed in Note 26) for fiscal 2003, 2002, and 2001 were $3,266,000, $3,300,000, and $6,780,000, respectively.

Other post-retirement plans: Modine and certain of its domestic subsidiaries provide selected health care and life-insurance benefits for retired employees. Designated employees may become eligible for those benefits when they retire. These plans are unfunded. Modine periodically amends the plans, changing the contribution rate of retirees and the amounts and forms of coverage. An annual limit on Modine's liability (a "cap") was established for most plans between fiscal 1994 and fiscal 1996 after original recognition of the liability in fiscal 1993. It maximizes future costs at 200 percent of Modine's then-current cost. These changes reduced the accrued obligation and the reduction is being amortized as a component of the benefit cost.

The change in benefit obligations and plan assets as well as the funded status of Modine's pension and other postretirement plans were as follows:

(In thousands)

	Pensions		Other post-retirement	
Years ended March 31	**2003**	2002	**2003**	2002
Change in benefit obligation:				
Benefit obligation at beginning of year	**$171,114**	$163,905	**$ 30,522**	$ 24,774
Service cost	**5,625**	5,655	**376**	407
Interest cost	**12,289**	11,771	**2,414**	2,179
Plan amendments	**1,978**	1,776	**—**	—
Actuarial (gain)/loss	**16,063**	(4,639)	**9,302**	5,394
Benefits paid	**(8,888)**	(6,744)	**(3,448)**	(2,753)
Curtailment loss	**—**	—	**(17)**	—
Contributions by plan participants	**—**	—	**661**	521
Currency-translation adjustment	**2,498**	(610)	**—**	—
Benefit obligation at end of year	**$200,679**	$171,114	**$ 39,810**	$ 30,522
Change in plan assets:				
Fair value of plan assets at beginning of year	**$199,870**	$207,458	**$ —**	$ —
Actual return on plan assets	**(15,267)**	(4,779)	**—**	—
Employer contributions	**1,894**	3,886	**2,787**	2,232
Contributions by plan participants	**—**	—	**661**	521
Benefits paid	**(8,888)**	(6,744)	**(3,448)**	(2,753)
Currency-translation adjustment	**(133)**	(49)	**—**	—
Fair value of plan assets at end of year	**$177,476**	$199,870	**$ —**	$ —
Funded status:				
Funded status at end of year	**$ (23,203)**	$ 28,756	**$(39,810)**	$(30,522)
Unrecognized net loss	**73,263**	21,879	**14,793**	5,956
Unrecognized prior service cost	**4,340**	3,391	**(511)**	(1,166)
Unrecognized net transition obligation	**59**	153	**—**	—
Net amount recognized	**$ 54,459**	$ 54,179	**$(25,528)**	$(25,732)
Amounts recognized in the balance sheet consist of:				
Prepaid benefit cost	**$ 65,257**	$ 66,621	**$ —**	$ —
Accrued benefit liability	**(24,069)**	(13,804)	**(25,528)**	(25,732)
Intangible asset	**2,891**	73	**—**	—
Accumulated other comprehensive income	**10,380**	1,289	**—**	—
Net amount recognized	**$ 54,459**	$ 54,179	**$(25,528)**	$(25,732)

Costs for Modine's pension and other post-retirement benefit plans include the following components:

(In thousands)

Years ended March 31	2003	2002	2001
Pensions:			
Components of net periodic benefit cost (gain):			
Service cost	**$ 5,625**	$ 5,655	$ 5,653
Interest cost	**12,289**	11,771	11,257
Expected return on plan assets	**(20,428)**	(19,712)	(18,649)
Amortization of:			
Unrecognized net loss (gain)	**6**	53	(18)
Unrecognized prior service cost	**536**	504	371
Unrecognized net obligation	**159**	122	125
Adjustment for settlement/curtailment	**—**	881	660
Net periodic benefit cost (gain)	**$ (1,813)**	$ (726)	$ (601)
Other post-retirement plans:			
Components of net periodic benefit cost:			
Service cost	**$ 376**	$ 407	$ 312
Interest cost	**2,414**	2,179	1,777
Amortization of:			
Unrecognized net loss (gain)	**448**	305	(46)
Unrecognized prior service cost	**(462)**	(462)	(462)
Net periodic benefit cost	**$ 2,776**	$ 2,429	$ 1,581

The following weighted-average assumptions were used to determine Modine's obligation under the plans:

	2003		2002	
Years ended March 31	**U.S. plans**	**Foreign plans**	U.S. plans	Foreign plans
Pensions:				
Discount rate	**6.75%**	**6.33%**	7.50%	7.17%
Expected return on plan assets	**8.75%**	**9.19%**	9.00%	11.33%
Rate of compensation increase	**4.00%**	**2.61%**	4.00%	3.05%
Other post-retirement plans:				
Discount rate	**6.75%**		7.50%	
Rate of compensation increase	**4.00%**		4.00%	

With regard to the post-retirement plans, for measurement purposes for pre-65 benefits and post-65 benefits, a 9 percent health care cost rate was assumed for fiscal year 2003 and a 10 percent rate for fiscal year 2002. This rate is projected to decline gradually to 5 percent in fiscal year 2007 and remain at that level thereafter.

Assumed health care cost trend rates affect the amounts reported for the health care plan. A one percentage point change in assumed health care cost trend rates would have the following effects:

(In thousands)

	One percentage point	
Year ended March 31, 2003	increase	decrease
Effect on total of service and interest cost	$ 104	$ (99)
Effect on post-retirement benefit obligation	1,384	(1,318)

Note 4 Leases

Modine leases various facilities and equipment. Rental expense under operating leases totaled $14,068,000 in fiscal 2003, $13,909,000 in fiscal 2002, and $13,826,000 in fiscal 2001.

Future minimum rental commitments at March 31, 2003, under noncancelable operating leases were:

(In thousands)

Years ending March 31			
2004	$7,795	2007	$ 2,385
2005	5,288	2008	1,870
2006	3,053	2009 and beyond	2,280
Total future minimum rental commitments			$22,671

Note 5 Other income—net

Other income—net includes:

(In thousands)

Years ended March 31	2003	2002	2001
Royalty income	**$ 2,653**	$ 4,843	$ 3,143
Equity in earnings of non-consolidated affiliates	**1,921**	2,579	2,324
Interest income	**1,426**	1,010	1,511
(Loss) gain on sale of property, equipment, and business	**(1,655)**	6,086	2,135
Other non-operating income	**3,616**	2,515	4,137
Total other income—net	**$ 7,961**	$17,033	$13,250

Note 6 Income taxes

The U.S. and foreign components of earnings before income taxes and the income tax expense consist of:

(In thousands)

Years ended March 31	2003	2002	2001
Components of earnings before income taxes:			
United States	**$17,768**	$23,882	$62,100
Foreign	**37,259**	16,228	22,963
Total earnings before income taxes	**$55,027**	$40,110	$85,063
Income tax expense:			
Federal:			
Current	**$ 1,795**	$ 5,488	$ 9,954
Deferred	**3,251**	2,401	6,674
State:			
Current	**1,512**	718	1,281
Deferred	**386**	251	729
Foreign:			
Current	**9,669**	8,640	12,221
Deferred	**4,056**	(733)	2,374
Totals charged to earnings	**$20,669**	$16,765	$33,233

Income tax expense attributable to earnings before income taxes and cumulative effect of accounting change differed from the amounts computed by applying the statutory U.S. federal income tax rate as a result of the following:

Years ended March 31	2003	2002	2001
Statutory federal tax	**35.0%**	35.0%	35.0%
State taxes, net of federal benefit	**2.6**	1.9	1.7
Goodwill amortization	**—**	3.1	1.0
Nondeductible acquisition costs	**—**	2.4	—
Taxes on non-U.S. earnings and losses	**0.6**	(1.4)	(0.2)
Other	**(0.6)**	0.8	1.6
Effective tax rate	**37.6%**	41.8%	39.1%

The significant components of deferred income tax expense attributable to earnings from continuing operations before income taxes are as follows:

(In thousands)

Years ended March 31	**2003**	2002	2001
Pensions	**$1,351**	$ 2,028	$ 1,876
Depreciation	**3,104**	2,781	3,322
Inventories	**242**	(595)	1,148
Employee benefits	**(602)**	1,910	(131)
Restructuring costs	**1,554**	(1,679)	—
Benefit of tax losses	**1,699**	(1,098)	(1,507)
Other	**345**	(1,428)	5,069
Totals charged to earnings	**$7,693**	$ 1,919	$ 9,777

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows:

(In thousands)

March 31	**2003**	2002
Deferred tax assets:		
Accounts receivable	**$ 517**	$ 892
Inventories	**5,085**	5,134
Plant and equipment	**703**	995
Employee benefits	**19,021**	17,770
Net operating loss, capital loss and credit carryforwards	**8,081**	8,395
Restructuring costs	**167**	1,673
Other, principally accrued liabilities	**15,093**	8,455
Total gross deferred assets	**48,667**	43,314
Less valuation allowance	**1,495**	557
Net deferred tax assets	**47,172**	42,757
Deferred tax liabilities:		
Pension	**27,768**	26,115
Plant and equipment	**25,277**	21,438
Other	**6,490**	3,337
Total gross deferred tax liabilities	**59,535**	50,890
Net deferred tax (liability)/asset	**$(12,363)**	$ (8,133)

The valuation allowance for deferred tax assets as of April 1, 2002, was $557,000. The valuation allowance increased by $938,000 during the year and relates primarily to foreign net operating loss carryforward activities.

At March 31, 2003, the company had tax loss carryforwards of $21,578,000 existing in jurisdictions outside of the United States. If not utilized against taxable income, the tax losses will expire as follows:

(In thousands)

Years ending March 31			
2004	$ 418	2008	$ 2,879
2005	1,427	2009	482
2006	2,363	2010	471
2007	1,614	No expiration date	11,924

At March 31, 2003, the company had domestic capital loss carryforwards of $1,945,000. If not utilized against capital gains, the capital loss will expire in the year ended March 31, 2008.

The company had available at March 31, 2003, AMT credit carryforwards of approximately $108,000 which may be used indefinitely to reduce regular federal income taxes.

As of March 31, 2003, the company has provided $522,000 of U.S. tax on undistributed earnings of certain subsidiaries and equity investment companies considered not permanently reinvested. Undistributed earnings considered permanently reinvested in foreign operations totaled $160,558,000 and no provision has been made for any U.S. taxes that would be payable upon the distribution of such earnings.

Note 7 Earnings per share

The computational components of basic and diluted earnings per share are as follows:

(In thousands, except per-share amounts)

Years ended March 31	**2003**	2002	2001
Net earnings per share of common stock—basic:			
Before cumulative effect of accounting change	**$1.03**	$0.70	$1.61
Cumulative effect of accounting change	**(0.65)**	—	—
Net earnings—basic	**$0.38**	$0.70	$1.61
Net earnings per share of common stock—assuming dilution:			
Before cumulative effect of accounting change	**$1.02**	$0.70	$1.58
Cumulative effect of accounting change	**(0.64)**	—	—
Net earnings—assuming dilution	**$0.38**	$0.70	$1.58
Numerator:			
Net earnings available to common shareholders:			
Before cumulative effect of accounting change	**$34,358**	$23,345	$51,830
Cumulative effect of accounting change	**(21,692)**	—	—
Net earnings available to common shareholders	**$12,666**	$23,345	$51,830
Denominator:			
Weighted average shares outstanding—basic	**33,652**	33,132	32,258
Effect of dilutive securities—options	**106**	274	601
Weighted average shares outstanding—assuming dilution	**33,758**	33,406	32,859
There were outstanding options to purchase common stock excluded from the dilutive calculation because their prices exceeded the average market price for the earnings statement periods as follows:			
Average market price per share	**$20.81**	$25.65	$25.19
Number of shares	**2,468**	1,246	1,438

Note 8 Cash and cash equivalents

Under Modine's cash management system, certain cash balances reflect credit balances to the extent that checks written have not yet been presented for payment. These credit balances, included in accounts payable, were approximately $11,127,000, $8,398,000, and $8,571,000 at March 31, 2003, 2002, and 2001, respectively.

All the short-term investments at March 31, 2003, 2002, and 2001, were of an initial duration of less than three months and were treated as cash equivalents, which approximate fair value.

Note 9 Inventories

Inventories include:

(In thousands)

March 31	2003	2002
Raw materials	**$ 25,274**	$ 25,370
Work in process	**28,868**	31,673
Finished goods	**76,670**	64,620
Total inventories	**$130,812**	$121,663

Note 10 Property, plant, and equipment

Property, plant, and equipment is composed of:

(In thousands)

March 31	Depreciable lives	2003	2002
Land	—	**$ 7,816**	$ 7,384
Buildings and improvements	10-40 years	**209,404**	196,663
Machinery and equipment	3-12 years	**417,456**	399,161
Office equipment	3-14 years	**73,853**	69,462
Transportation equipment	3-7 years	**10,035**	9,442
Construction in progress	—	**38,483**	20,783
		757,047	702,895
Less accumulated depreciation		**397,289**	362,507
Net property, plant, and equipment		**$359,758**	$340,388

Net property held for sale is comprised of:

(In thousands)

March 31	2003	2002
Location:		
LaPorte, IN	**$1,009**	$ —
St. Paul, MN	**838**	—
Net property held for sale	**$1,847**	$ —

In the third quarter of fiscal 2002, the Company initiated a restructuring plan, as described in Note 14 to the financial statements, that included manufacturing facilities located in LaPorte, Indiana and St. Paul, Minnesota. The Company is actively marketing these properties and expects that the facilities will be sold in the upcoming year. The assets, which are recorded in the Original Equipment segment, consist of land, buildings and associated improvements, and are recorded at their respective carrying values at the time they were classified as property held for sale. These carrying values currently are below the estimated fair values of the properties less the costs to sell the properties.

Depreciation expense was $53,330,000, $53,587,000, and $44,359,000 for the fiscal years ended 2003, 2002, and 2001, respectively.

Gains or (losses) recorded for disposals or impairment charges to property, plant, and equipment are recorded under the earnings statement caption of other income—net. These amounts totaled ($1,565,000), $4,630,000, and ($932,000) for fiscal years ending March 31, 2003, 2002, and 2001, respectively.

Note 11 Investment in affiliates

The investments in non-consolidated affiliates are all accounted for under the equity method and are comprised of the following:

(Dollars in thousands)

March 31	Percent-owned	2003	2002
Net investment in affiliates:			
Radiadores Visconde, Ltda. (Brazil)	50%	**$11,694**	$16,112
Nikkei Heat Exchanger Company, Ltd. (Japan)	50%	**5,269**	4,534
Constructions Mechaniques Mota, S.A. (France)	41%	**5,426**	4,335
Total net investment in affiliates		**$22,389**	$24,981

At March 31, 2003 and 2002, the investment in Radiadores Visconde, Ltda. exceeded the Company's share of the underlying net assets by $4,347,000 and $6,565,000, respectively. The investment in Construction Mechaniques Mota, S.A. exceeded the Company's share of the underlying assets by $1,354,000 and $1,089,000, respectively. The fluctuations in these values were the result of exchange rate changes between the local currency and the U.S. dollar. The investment in Nikkei Heat Exchanger Company, Ltd. is equal to the Company's investment in the underlying assets. Goodwill, recognized on these investments, was being amortized on a straight-line basis over 15 years prior to the adoption of SFAS No. 142. With the adoption of SFAS No. 142 on April 1, 2002, amortization was discontinued in accordance with the provisions of the statement.

The results of operations for Radiadores Visconde, Ltda. and Nikkei Heat Exchanger Company, Ltd. are reported in the consolidated financial statements using a one-month reporting delay. Operating results for Construction Mechaniques Mota, S.A. are included using a three-month delay. Equity in earnings from non-consolidated affiliates is reported under "other income—net" on the statements of earnings. Earnings for fiscal 2003, 2002, and 2001 were $1,921,000, $2,579,000, and $2,324,000, respectively.

Note 12 Acquisitions

On April 27, 2001, Modine acquired Thermacore International, Inc. (Thermacore) in a business combination accounted for as a pooling of interests. Thermacore, which produces advanced cooling solutions for equipment in the computer, telecommunications, medical, aerospace, networking and power-semiconductor markets, became a wholly owned subsidiary of Modine through the initial exchange of approximately 3,327,000 shares of Modine common stock for all the outstanding common and preferred stock of Thermacore International, Inc. In addition, approximately 294,000 shares of Modine common stock were allocated to cover outstanding Thermacore stock options, which were converted to Modine stock options as part of the transaction. The accompanying financial statements are based upon the assumption that the companies were combined for fiscal 2002, and the financial statements of prior periods have been restated to give effect to the combination. Prior to the date of the combination, there were no business transactions between Modine and Thermacore. No significant adjustments have been made to conform the accounting policies of the companies. No adjustments to retained earnings were required to conform Thermacore to Modine's March 31 fiscal year-end. Previously reported results of operations have been consolidated by combining quarterly operating results reported by Thermacore for the period April 1, 2000 - March 31, 2001.

Summarized results of operations of the separate companies for the period prior to acquisition, April 1, 2001 through April 27, 2001 and included in fiscal 2002 operations are as follows:

(In thousands)		
April 1-27, 2001	Modine	Thermacore
Net sales	$85,613	$ 3,496
Net earnings (loss)	3,368	(1,655)

Included in the operating results shown for April of 2001 are $351,000 and $2,209,000 in after-tax acquisition costs recorded for Modine and Thermacore, respectively.

Following is a reconciliation of the accounts of net sales and net earnings previously reported for the twelve-month period ended March 31, 2001 with the restated amounts.

(In thousands)	
Twelve months ended March 31	2001
Net sales:	
Modine	$1,059,041
Thermacore	56,004
Combined	$1,115,045
Net earnings:	
Modine	$ 47,605
Thermacore	4,225
Combined	$ 51,830

In June of 2000, Modine purchased the remaining 50-percent share of Daikin-Modine, Inc., from its joint venture partner, Daikin Industries, Ltd. The joint venture was established in June of 1998 to develop, manufacture, and market commercial, unitary, air-conditioning systems. Investment capital provided by Modine in fiscal 2000 totaled $2,700,000. The purchase of the remaining 50-percent interest for $200,000 resulted in a "bargain purchase" and, as such, the value of the acquired property, plant, and equipment was reduced proportionately by the amount of the bargain element. The value of the assets acquired, after giving effect to the bargain element and excluding cash acquired of $449,000, was $1,186,000. Liabilities assumed in the transaction were $1,346,000. Net cash received from the acquisition was $249,000. The continuing operation has been integrated into Modine's Commercial HVAC&R Division and its operating results reported in the Distributed Products reporting segment since the purchase of the remaining 50-percent share. This investment, accounted for as a purchase transaction, did not have a material effect on the consolidated results of operations and, accordingly, pro-forma information is not presented.

Note 13 Divestitures

In fiscal 2002, the Company adopted a plan to close or sell its wholly-owned Canadian aftermarket subsidiary reported as part of the Company's Distributed Products segment. In connection with the plan, the Company determined that the carrying values of some of the underlying assets exceeded their fair values. Consequently, the Company recorded an impairment loss of $1,851,000, which represents the excess of the carrying values of the assets over the estimated fair values, less costs to sell. An impairment loss of $1,572,000, representing fixed assets and inventory, was charged to cost of sales and $279,000, representing a write-off of goodwill on the subsidiary's books, was charged to selling, general and administrative expense.

On July 31, 2002, the Company completed the sale of its wholly-owned Canadian aftermarket subsidiary, Modine of Canada, Ltd. The net cash sales price of the transaction totaled approximately $1,954,000 and resulted in a $1,726,000 ($1,268,000 after-tax) pretax loss that was charged to other income—net during the second quarter of fiscal 2003. This pre-tax loss consisted of cumulative currency translation recorded from the time of Modine's original investment in Canada and other losses that were realized upon the sale. The final sales price and loss recorded on the sale of business are subject to final settlement with the purchaser.

Note 14 Restructuring and plant closures

In the third quarter of fiscal 2002, Modine initiated a restructuring plan to reduce costs and increase future operating efficiency by consolidating a portion of its operations. This restructuring plan included the closure of three manufacturing plants in North America located in LaPorte, Indiana; Knoxville, Tennessee; and St. Paul, Minnesota. The facility located in St. Paul, which has ceased production, manufactured products for the Company's HVAC market. The facilities located in LaPorte and Knoxville, which have both ceased production, manufactured products for customers in the Company's heavy-duty and industrial markets. The Knoxville facility was sold during the third quarter of fiscal 2003. Modine has relocated the production of the majority of the products previously made in these three facilities to other Company locations. The Company, however, ceased the production of air turnover units, building evaporator units, and indirect fired heating units previously produced at the St. Paul facility and has also rationalized certain heavy-duty and industrial customer relationships as part of the restructuring process. Separate personnel reductions were also initiated as part of the restructuring plan at three other U.S. facilities, located in Harrodsburg, Kentucky; Trenton, Missouri; and the Company's corporate headquarters in Racine, Wisconsin. Included in the European portion of the restructuring plan is a plant closure taking place in Bernhausen, Germany, which has ceased production, and personnel reductions at the Company's manufacturing facility in Granada, Spain. Modine discontinued the assembly of air conditioning equipment, previously performed at the Bernhausen facility for off-highway equipment manufacturers, as part of the restructuring. Final personnel reductions at the above-named manufacturing facilities have occurred, with the exception of legal restrictions imposed by foreign countries beyond the Company's control.

Anticipated total staff reductions, as estimated at the end of the fiscal 2003, are 310 employees. The final number of U.S. employees terminated, as a result of the restructuring program, was 246 employees. As a result of employees who were relocated to other Company facilities or left the Company prior to receiving separation benefits, the remaining accrual relating to termination costs was reduced by $354,000 during fiscal 2003 in the U.S. In addition, the severance accrual in Europe was increased by $42,000 during fiscal 2003. Of the total number of employees affected, 301 employees were terminated as of the end of fiscal 2003 and, thus far, have received benefit payments of $3,269,000. The balance in the reserve for termination benefits at March 31, 2003 is $489,000.

In addition to the costs of terminating employees, the other principal costs of the restructuring plan accrued at March 31, 2002 were estimated at $1,526,000. Upon reconsideration of the remaining "other" restructuring liabilities recorded during the third quarter of fiscal 2002, it was determined that $1,007,000 did not meet the requirements of an incremental cost and thus should not have been accrued as part of the EITF 94-3 restructuring charge taken in the third quarter of fiscal 2002 and should instead have been expensed as incurred. As a result, $1,007,000 was reversed during fiscal 2003. In addition, accrual adjustments of $236,000 were taken during fiscal 2003, primarily resulting from the reversal of estimated asset disposal costs at the Knoxville and LaPorte facilities. During fiscal 2003, cash payments of $226,000 were made. The remaining $29,000 liability consists of lease cancellation charges.

The following table displays the components of the accrued restructuring liability:

(In thousands)

	2003	2002
Termination Benefits:		
Balance at April 1, 2002 and November 1, 2001	**$ 4,042**	$5,938
Reclassification from other restructuring charges	**28**	—
Adjustments	**(312)**	(993)
Payments	**(3,269)**	(903)
Balance at March 31	**$ 489**	$4,042
Other Restructuring Charges:		
Balance at April 1, 2002 and November 1, 2001	**$ 1,526**	$2,569
Reclassification to termination benefits	**(28)**	—
Non-cash Goodwill Impairment	—	(1,043)
Adjustments	**(1,243)**	—
Payments	**(226)**	—
Balance at March 31	**$ 29**	$1,526

In addition to the restructuring costs, other closure-related and business rationalization costs recorded during fiscal 2003 included $1,456,000 in accelerated depreciation in conjunction with the reduction of the useful lives of some of the assets at the facilities to be closed. Furthermore, a positive adjustment of $78,000 was made relating to a revised estimate of pension curtailment expense. Additional obsolete inventory expenses of $220,000 and miscellaneous shut-down-related costs of $1,192,000 were incurred by the North American facilities. All closure-related and business rationalization costs incurred during fiscal 2003 have been recognized as expense in the cost of sales caption in the earnings statement.

The following table provides a summary of restructuring and one-time closure/business rationalization costs recorded related to the program announced in the third quarter of fiscal 2002:

(In thousands)

Year Ended March 31	2003	2002	Cumulative Charge
Restructuring Charges:			
Employee severance and related benefits	**$ (312)**	$ 4,971	$ 4,659
Goodwill impairment	—	1,043	1,043
Post-closing operating expenses	**(845)**	845	—
Other disposal costs	**(398)**	681	283
Total restructuring costs	**(1,555)**	7,540	5,985
Other Closure Costs:			
Assets impairments	—	2,072	2,072
Depreciation (change in useful lives)	**1,456**	1,397	2,853
Pension curtailment costs	**(78)**	881	803
Obsolete inventory charges	**220**	970	1,190
Miscellaneous other closure costs	**1,192**	110	1,302
Total other closure costs	**2,790**	5,430	8,220
Total restructuring and other closure costs	**$ 1,235**	$12,970	$14,205

Other closure costs were recorded on the financial statement as follows:

(In thousands)

Year Ended March 31	2003	2002	Cumulative Charge
Cost of sales	**$2,790**	$4,828	$7,618
Selling, general and administrative	—	381	381
Other income—net	—	221	221
Total	**$2,790**	$5,430	$8,220

Note 15 Goodwill

In June 2001, the Financial Accounting Standards Board issued SFAS No. 142 "Goodwill and Other Intangible Assets." With the adoption of SFAS No. 142, Modine discontinued the amortization of goodwill as of April 1, 2002. Goodwill will be assessed for impairment by the Company each year in its third fiscal quarter by applying a fair value based test. A reconciliation of reported net income adjusted to reflect the adoption of SFAS No. 142 is provided below:

(In thousands, except per-share amounts)

Years ended March 31	2003	2002	2001
Reported net earnings	**$12,666**	$23,345	$51,830
Effect of change in accounting	**21,692**	—	—
Add-back goodwill amortization, net of tax	—	4,640	4,640
Adjusted net earnings	**$34,358**	$27,985	$56,470
Reported basic earnings per share	**$ .38**	$.70	$1.61
Effect of change in accounting	**.65**	—	—
Add-back goodwill amortization	—	.14	.14
Adjusted basic earnings per share	**$1.03**	$.84	$1.75
Reported diluted earnings per share	**$ .38**	$.70	$1.58
Effect of change in accounting	**.64**	—	—
Add-back goodwill amortization	—	.14	.14
Adjusted diluted earnings per share	**$1.02**	$.84	$1.72

In accordance with the provisions of SFAS No. 142, in the second quarter of fiscal 2003 the Company tested its goodwill for impairment in all its reporting units. It was determined that the aftermarket reporting unit's carrying amount exceeded its fair value, which was estimated based on the present value of expected future cash flows. This resulted in a $21,692,000 (net of a $1,136,000 income tax benefit) non-cash write-off of goodwill in the aftermarket reporting unit. The charge was accounted for as a cumulative effect of an accounting change, retroactive to the first quarter of the current fiscal year. Modine reviewed the carrying value assigned to goodwill in the aftermarket reporting unit with respect to market conditions and expectations of future operating performance. These factors indicated that a permanent impairment in value existed in the respective business. Modine's goodwill impairment charge was calculated based on an independent valuation of the underlying business. The goodwill impairment charge does not impact the company's cash flow, liquidity or compliance with financial covenants.

With the adoption of SFAS No. 142, goodwill related to specific operating segments has been reallocated from the corporate and administrative assets as of the beginning of the fiscal year and the prior period has been reclassified for comparison purposes.

Changes in the carrying amount of goodwill during fiscal 2003, by segment and in the aggregate, are summarized in the following table:

(In thousands)

	Original Equipment	Distributed Products	European Operations	Total
Balance, March 31, 2002	$20,344	$26,884	$5,741	$52,969
Impairment losses	—	(22,828)	—	(22,828)
Fluctuations in foreign currency	—	(25)	1,477	1,452
Balance, March 31, 2003	**$20,344**	**$ 4,031**	**$7,218**	**$31,593**

Note 16 Other intangible assets

Other intangible assets include:

(In thousands)

March 31	**2003**		2002	
	Gross carrying value	**Accumulated *amortization***	Gross carrying value	Accumulated *amortization*
Amortized Intangible Assets:				
Patents and product technology	**$3,951**	**$2,388**	$3,951	$2,126
Non-compete agreements	**2,182**	**2,124**	2,182	2,007
Other intangibles	**118**	**118**	201	189
	6,251	**4,630**	6,334	4,322
Unamortized Intangible Asset:				
Pension asset	**2,892**	**—**	73	—
Total intangible assets	**$9,143**	**$4,630**	$6,407	$4,322

The amortization expense for other intangible assets for the fiscal years ended 2003, 2002, and 2001, was $382,000, $2,152,000, and $893,000, respectively. Total estimated annual amortization expense expected for the fiscal years 2004 through 2008 are as follows:

(In thousands)

Years ending March 31			
2004	$321	2007	$263
2005	263	2008	259
2006	263		

Note 17 Deferred charges and other noncurrent assets

Deferred charges and other noncurrent assets include:

(In thousands)

March 31	**2003**	2002
Prepaid pension costs — qualified and nonqualified plans	**$65,257**	$66,622
Other noncurrent assets	**8,095**	10,029
Total deferred charges and other noncurrent assets	**$73,352**	$76,651

Note 18 Indebtedness

Long-term debt at March 31, 2003 and 2002, includes:

(Dollars in thousands)

Type of issue	Interest rate percentage at March 31, 2003	Fiscal year of maturity	**2003**	2002
Denominated in U.S. dollars:				
Fixed rate —				
Notes	5.00	2004	**$10,494**	$ 10,877
Revenue bonds	—	2003	**—**	50
Variable rate —				
Note	2.18	2006	**18,000**	25,000
Revenue bonds	1.32	2008	**3,000**	3,000
Denominated in foreign currency:				
Fixed rate —				
Notes and other debt	3.25-6.08	2004-2012	**78,560**	63,409
Weighted average interest rate	5.47			
Variable rate —				
Notes and other debt	5.00	2010	**1,194**	47,348
			111,248	149,684
Less current portion			**12,692**	10,030
Total			**$98,556**	$139,654

Certain of Modine's financing agreements require it to maintain specific financial ratios and place certain limitations on dividend payments and the acquisition of treasury stock. Other loan agreements give certain existing unsecured lenders security equal to any future secured borrowing. Modine is in compliance with these covenants at March 31, 2003.

The fair value of long-term debt is estimated by discounting the future cash flows at rates offered to the company for similar debt instruments of comparable maturities. At March 31, 2003 and 2002, the carrying value of Modine's long-term debt approximates fair value.

Long-term debt matures as follows:

(In thousands)

Years ending March 31			
2004	$12,692	2007	$3,797
2005	3,188	2008	6,806
2006	76,286	2009 and beyond	8,479

In April of 2002, Modine entered into a $150,000,000 multi-currency, revolving credit facility with a syndicate of banks that will mature in April 2005. Initially, Modine borrowed $64,000,000 against this new facility, which was used to pay off existing debt. At the same time, Modine terminated credit facilities with two separate banks. The indebtedness incurred by the company under the credit facility is secured by a guarantee from all domestic subsidiaries and a pledge of 65 percent of the voting stock of material foreign subsidiaries. The terms of this credit facility contain various restrictive financial covenants relating to maximum debt-to-EBITDA, minimum interest coverage ratio and a minimum level of net worth. In addition, the credit facility contains limitations on investments, liens, dividends and other indebtedness. Borrowings under the credit facility bear interest at a rate of LIBOR plus a spread based on certain financial criteria, or the prime rate at Modine's option. Financing fees will be amortized over the life of the facility.

Modine also maintains credit agreements with banks abroad. The foreign unused lines of credit at March 31, 2003, were approximately $11,418,000. Domestic unused lines of credit at March 31, 2003, were approximately $132,000,000. There was no short-term bank borrowing outstanding during the year ended March 31, 2003. The weighted average interest rate on short-term borrowings was 5.05 percent at March 31, 2002.

Interest expense charged to earnings was as follows:

(In thousands)

Years ended March 31	**2003**	2002	2001
Gross interest cost	**$6,197**	$8,013	$10,468
Capitalized interest on major construction projects	**(171)**	(220)	(1,684)
Interest expense	**$6,026**	$7,793	$ 8,784

Note 19 Financial instruments/concentrations of credit risk

The Company invests excess cash in investment quality short-term liquid debt instruments. Such investments are made only in instruments issued by high quality institutions. Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of accounts receivable. The Company sells a broad range of products that provide thermal solutions to a diverse group of customers operating throughout the world. At March 31, 2003, 2002, and 2001, approximately 52 percent, 49 percent, and 43 percent, respectively, of the Company's trade accounts receivables were from the Company's top ten individual customers. These customers operate primarily in the automotive, truck, and heavy equipment markets and are influenced by many of the same market and general economic factors. To reduce the credit risk, the Company performs periodic credit evaluations of each customer and actively monitors their financial condition and developing business news. Collateral or advanced payments are generally not required, but may be used in those cases where a substantial credit risk is identified. Credit losses to customers operating in the markets served by the Company have not been material. For the last three fiscal years, total bad debt write-offs have been at or below 1 percent of outstanding trade receivable balances at year-end.

Note 20 Foreign exchange contracts/derivatives/hedges

Modine uses derivative financial instruments in a limited way as a tool to manage its financial risk. Their use is restricted primarily to hedging assets and obligations already held by Modine, and they are used to protect cash rather than generate income or engage in speculative activity. Leveraged derivatives are prohibited by company policy.

Modine periodically enters into foreign currency exchange contracts, generally with terms of 90 days or less, to hedge specific foreign currency-denominated transactions. The effect of this practice is to minimize the impact of foreign exchange rate movements on Modine's operating income. Modine's foreign currency exchange contracts do not subject it to significant risk due to exchange rate movements because gains and losses on these contracts offset gains and losses on the assets and liabilities being hedged.

As of March 31, 2003 the Company had no outstanding forward exchange contracts. As of March 31, 2002 approximately $662,000 of forward contracts denominated in euros were outstanding. The difference between these contracts' values and the fair value of these instruments in the aggregate was not material. Non-U.S. dollar financing transactions through intercompany loans or local borrowings in the corresponding currency generally are effective as hedges of long-term investments. See also Note 18.

Note 21 Product warranties, guarantees, and other commitments

Product warranties: Modine provides product warranties for specific product lines and accrues for estimated future warranty costs in the period in which the sale is recorded. Warranty expense estimates are forecasts based on the best information available using statistical analysis of both historical and current claim data.

Changes in the warranty liability included:

(In thousands)

Balance, March 31, 2002	$ 9,093
Accruals for warranties issued in current year	10,514
Accruals related to pre-existing warranties	1,979
Settlements made	(9,582)
Effect of exchange-rate changes on the warranty liability	966
Balance, March 31, 2003	**$12,970**

Indemnification Agreements: In July 2002, the Company completed the sale of its subsidiary, Modine of Canada, Ltd. As part of the sales agreement certain contractual guarantees and representations were made to the purchaser. As part of the sales agreement Modine provided an indemnification to the purchaser for any reassessment for income, corporate sales, excise or other tax in respect of which tax returns have been filed before the closing date. No claims have occurred to date related to any tax matters and the estimated maximum potential payment is not determinable at this time. Claims and damages presented by the purchaser must be greater than $50,000 but cannot exceed the purchase price. In general, the period of indemnification for warranties and representations made is for two years except in the case of certain tax matters for which the indemnification shall survive until the reassessment period is closed.

In October of 2002, the Company completed the sale of its Knoxville, Tennessee manufacturing facility and other associated assets, consisting primarily of property, plant, and equipment and inventory, that had been included as part of the Company's restructuring that began in November of 2001. Again, the Company made certain customary representations and guarantees to the purchaser as part of the sales agreement. The agreement provides for certain limitations on potential claims and damages that may arise from the sale of the Knoxville facility. Claims and damages presented by the purchaser must be greater than $10,000 but cannot exceed $2,560,000 except for environmental claims and third-party claims. In general, the period of indemnification is for a one-year period from the date of closing except for environmental or third-party claims which are for a seven-year period from the date of closing. The estimated maximum potential amount of payments, if any, under potential third-party and environmental claims is not determinable at this time. The Company has obtained specific insurance coverage for environmental claims that might occur from the date of the sale of the Knoxville facility. This coverage, which also includes properties currently classified as held for sale in St. Paul, Minnesota and LaPorte, Indiana, is for a 10-year period and is limited to a total of $25,000,000.

Commitments: At March 31, 2003, the Company had capital expenditure commitments of $36,307,000. Significant commitments include a new manufacturing facility in Germany and tooling and equipment expenditures for new customer programs. The Company utilizes consignment inventory arrangements with certain vendors in the normal course of business, under which the suppliers maintain certain inventory stock at the Company's facilities or at other outside facilities. In these cases the Company has agreements with the vendor to use the material within a specific period of time.

Note 22 Other noncurrent liabilities

Other noncurrent liabilities include:

(In thousands)

March 31	**2003**	2002
Pensions	**$23,111**	$13,274
Post-retirement benefits other than pensions	**22,472**	22,818
Other	**5,659**	4,668
Total other noncurrent liabilities	**$51,242**	$40,760

Note 23 Common and treasury stock

Following is a summary of common and treasury stock activity.

(In thousands)

	Common stock		Treasury stock at cost	
	shares	amount	shares	amount
Balance March 31, 2000	33,237	$20,773	(1,081)	$(34,394)
Purchase of treasury stock	—	—	(199)	(5,167)
Stock options and awards including related tax benefits	426	266	296	10,005
Employee stock-purchase and -ownership plans	—	—	172	5,992
Balance March 31, 2001	33,663	21,039	(812)	(23,564)
Purchase of treasury stock	—	—	(46)	(1,292)
Stock options and award including related tax benefits	68	42	296	9,124
Employee stock-purchase and -ownership plans	12	8	290	8,756
Balance March 31, 2002	33,743	21,089	(272)	(6,976)
Purchase of treasury stock	**—**	**—**	**(45)**	**(1,135)**
Stock options and awards including related tax benefits	**297**	**186**	**45**	**1,067**
Employee stock-purchase and -ownership plans	**5**	**3**	**—**	**—**
Balance March 31, 2003	**34,045**	**$21,278**	**(272)**	**$ (7,044)**

Note 24 Shareholder rights plan

On July 17, 2002 the Board of Directors elected to terminate the Company's Shareholder Rights Agreement. This was accomplished by redeeming the rights that were issued under the Company's 1986 Shareholder Rights Agreement. The rights were redeemed at a price of $.0125 per right, paid in cash. Total cost of the redemption was $420,000. There was one right attached to each outstanding share of common stock. The redemption payment was made on September 5, 2002 to shareholders of record on August 23, 2002.

Note 25 Comprehensive income

The components of accumulated other comprehensive (loss), net of applicable income taxes, consist of:

(In thousands)

March 31	**2003**	2002
Unrealized foreign-currency-translation adjustments	**$(12,039)**	$(32,489)
Minimum pension-liability adjustments	**(6,674)**	(1,005)
Accumulated other comprehensive (loss)	**$(18,713)**	$(33,494)

Note 26 Stock option, award, and purchase plans

Retirement plans: Modine has adopted several, qualified, defined-contribution, stock-purchase plans; 401(k) plans; and a nonqualified, deferred-compensation plan for certain, designated employees. The stock purchase plans permitted employees to make monthly investments at current market prices based on a specified percentage of compensation. As of December 31, 1998, the stock-purchase plans were frozen and no additional contributions were made. Effective December 31, 2001, the stock plans were merged into one plan and on January 1, 2002, the plan was converted into an employee stock ownership plan (ESOP). The plan continues to earn dividends, which may be received in cash, beginning in April of 2002, or reinvested in Modine common stock. Beginning in March of 2002, employees under age 59 1/2 were allowed to diversify 25 percent of their stock held in the ESOP and transfer this portion to the 401(k) plan investments. Effective January 1, 2003, the amount eligible for diversification was increased to 50 percent. Employees over 59 1/2 can diversify 100 percent of their holdings in the ESOP. The 401(k) plans and deferred-compensation plan allow employees to choose among various investment alternatives, including Modine common stock. Modine matches a portion of the employees' contributions, primarily in Modine common stock. During fiscal 2002, the company merged several of the 401(k) plans, eliminated the after-tax contribution plan at Climate Systems, a wholly owned Modine subsidiary, and converted the Thermacore and Climate Systems company match to Modine common stock.

Activity in the plans for fiscal 2003, 2002, and 2001 resulted in the purchase of 370,000, 302,000, and 468,000 shares of Modine common stock, respectively. These purchases were made from the employee pension plan trusts, private purchases, and treasury shares. It is anticipated that future purchases will be made from all three sources at the discretion of the plans' administrative committees. Costs of Modine's contributions to the plans for fiscal 2003, 2002, and 2001 were $3,266,000, $3,137,000, and $6,237,000, respectively.

Stock option and award plans: In July, 1985 and 1994, shareholders approved plans providing for the granting of options to officers, other key employees, and to nonemployee directors to purchase common stock of Modine. In July of 1999, shareholders reapproved the 1994 plan. In July of 2000, the 1994 plan for nonemployee directors was terminated and replaced with a new plan approved by the Board of Directors. This action was taken, in conjunction with a simultaneous decision to freeze the Directors Emeritus Retirement Plan effective July 1, 2000, with no further benefits accruing under that plan. In April of 2001, 294,000 shares of Modine common stock were allocated to cover the outstanding Thermacore options which were converted to Modine stock options as part of the business combination accounted for as a pooling of interests. Compensation expense was not recognized at this time as the aggregate intrinsic value of the Modine options immediately after the exchange was no greater than the intrinsic value of the Thermacore options immediately before the exchange. Additionally, the ratio of the exercise price per option to the market value per share was not reduced.

In July, 2002, shareholders approved a new incentive compensation plan providing for the granting of options to officers and other key employees. Options granted under the Thermacore 1995 and 1997 incentive plans, which vest at 25 percent per year after the first year, are either non-qualified or incentive stock options and, in most cases, carry a price equal to the market price at the date of grant. Options granted under the 1985, 1994, and 2002 Modine plans, which vest immediately, are either nonqualified or incentive stock options and carry a price equal to the market price on the date of grant. Both incentive stock options and nonqualified stock options terminate 10 years after date of grant.

The 1985, 1994, and new 2002 Incentive Stock Plans, also provide for the granting of stock awards. Restricted stock awards were granted for 109,000 and 83,000 shares in fiscal 2003 and 2002, respectively. The weighted average fair value of restricted stock awards as of the grant dates for fiscal 2003 and 2002 was $18.42 and $26.66. No restricted stock awards were granted in fiscal 2001. Shares are awarded at no cost to the employee and are placed in escrow until certain employment restrictions lapse. The value of shares awarded is amortized over the five-to-six year restriction period. The value of the Thermacore stock awards, which were converted to Modine shares as part of the pooling transaction, is also in escrow until certain employment restrictions lapse. These awards are being amortized over a four year to four and one-half year period. The amounts charged to operations in fiscal 2003, 2002, and 2001 were $1,098,000, $856,000, and $674,000, respectively.

Following is a summary of incentive and nonqualified option activity under the plans.

	Shares (in thousands)	Weighted-average exercise price per share
Outstanding March 31, 2000	3,118	$21.86
Granted	434	22.64
Exercised	(723)	9.60
Forfeitures	(74)	23.58
Outstanding March 31, 2001	2,755	25.15
Granted	571	23.44
Exercised	(289)	16.73
Forfeitures	(27)	29.25
Outstanding March 31, 2002	3,010	25.60
Granted	**360**	**18.93**
Exercised	**(233)**	**15.98**
Forfeitures	**(210)**	**26.97**
Outstanding March 31, 2003	**2,927**	**$25.44**

Options outstanding and exercisable as of March 31, 2003:

Range of exercise prices	Weighted-average years of remaining life	Weighted-average exercise price per share	Shares (in thousands)
$ 4.95 - 14.99	6.7	$11.82	141
15.00 - 24.99	8.1	21.72	1,213
25.00 - 34.99	4.7	29.53	1,573
Total outstanding and exercisable		$25.44	2,927

A further 3,383,000 shares were available for the granting of additional options or awards at March 31, 2003.

Note 27 Segment and geographic information

Modine's product line consists of heat-transfer components and systems. Modine serves the vehicular, industrial, commercial, and building-HVAC original-equipment and replacement markets and the electronics cooling markets. Modine operates in three business segments, which are organized on the basis of market categories or geographical responsibility. They are as follows: 1) Original Equipment, which provides heat-transfer products, generally from business units in North America, to original-equipment manufacturers of on-highway and off-highway vehicles, as well as to industrial- and commercial-equipment manufacturers, located primarily in North America; 2) Distributed Products, which provides heat-transfer products primarily for the North American and European vehicular replacement markets and the North American building-HVAC market from business units located in North America and Europe, and electronics cooling products for the computer and telecommunications equipment markets in North America, Europe, and Asia from business units in those three areas; and 3) European Operations, which provides heat-transfer products, primarily to European original-equipment manufacturers of on-highway and off-highway vehicles and industrial equipment manufacturers. Modine has assigned specific business units to a segment based principally on these defined markets and their geographical location. Each of Modine's segments is individually managed and has separate financial results reviewed by its chief operating decision makers. These results are used by management in evaluating the performance of each business segment, and in making decisions on the allocation of resources among the Company's various businesses. Modine evaluates segment performance based on operating income and the return on capital employed. The significant accounting policies of the segments are the same as those of Modine as a whole.

Totals presented are inclusive of all adjustments needed to reconcile to the data provided in Modine's consolidated financial statements and related notes.

Segment data: In the first quarter of fiscal 2002, Modine acquired Thermacore International, Inc. in a business combination accounted for as a pooling of interests. Thermacore activity is included in the Distributed Products segment for all years being reported in the accompanying tables. Two additional changes made by management in the first quarter of fiscal 2002 were to relocate the Goch, Germany facility previously reported in the Original Equipment segment to the European Operations segment and the Emporia, Kansas facility previously reported in the Distributed Products segment to the Original Equipment segment. These revisions were made to align the plants with the current management reporting structure. The corresponding prior years' data has been reclassified to reflect the effects of these changes.

(In thousands)

Years ended March 31	**2003**	2002	2001
Sales:			
Original Equipment	**$ 469,383**	$ 456,994	$ 467,288
Distributed Products	**348,799**	377,328	420,843
European Operations	**333,028**	300,815	302,780
Segment sales	**1,151,210**	1,135,137	1,190,911
Eliminations	**(59,135)**	(65,950)	(75,866)
Total net sales	**$1,092,075**	$1,069,187	$1,115,045
Operating income:			
Original Equipment	**$ 76,415**	$ 66,235	$ 82,189
Distributed Products	**3,432**	7,213	20,866
European Operations	**37,422**	21,740	28,744
Segment operating income	**117,269**	95,188	131,799
Corporate & administrative expenses	**(64,311)**	(64,462)	(68,292)
Eliminations	**134**	144	131
Other items not allocated to segments	**1,935**	9,240	21,425
Earnings before income taxes	**$ 55,027**	$ 40,110	$ 85,063

Intersegment sales are accounted for based on an established markup over production costs.

Operating income for the reportable segments excludes all general corporate and administrative expenses except for certain expenses allocated for use of the Company aircraft, technical center, and general building use. Functions included in corporate and administrative expenses include: certain research and development costs, the engine products development group, information technology, quality assurance, legal, finance, human resources, environmental, amortization of goodwill in fiscal 2001 and 2002 from acquisitions that benefit the entire Company, and other general corporate expenses.

Other items not allocated to segments include patent settlements and running royalties, interest income and expenses, equity in the earnings of affiliates, gain on the sale of one of the Company's aircraft and dividend income.

(In thousands)

Years ended March 31	**2003**	2002	2001
Assets:			
Original Equipment	**$211,187**	$231,553	$224,691
Distributed Products	**199,975**	224,973	263,281
European Operations	**285,068**	212,131	216,553
Corporate & administrative	**233,750**	251,685	246,581
Eliminations	**(19,162)**	(17,298)	(13,935)
Total assets	**$910,818**	$903,044	$937,171
Capital expenditures:			
Original Equipment	**$ 9,472**	$ 40,616	$ 15,139
Distributed Products	**5,879**	6,662	11,316
European Operations	**20,024**	21,923	28,159
Corporate & administrative	**15,144**	(33,438)	18,276
Eliminations	**—**	—	—
Total capital expenditures	**$ 50,519**	$ 35,763	$ 72,890
Depreciation and amortization expense:			
Original Equipment	**$ 20,272**	$ 21,946	$ 15,167
Distributed Products	**33,802**	14,435	11,990
European Operations	**13,414**	12,745	11,569
Corporate & administrative	**10,286**	14,517	13,323
Eliminations	**(141)**	(135)	(141)
Total depreciation and amortization expense	**$ 77,633**	$ 63,508	$ 51,908

Assets: Corporate assets include cash and cash equivalents, accounts and notes receivable, investments in affiliates, intangibles, and significant long-lived assets. Eliminations consist primarily of intracompany loans and receivables.

With the adoption of SFAS No. 142, goodwill related to specific operating segments was reallocated at the beginning of fiscal 2003 and the prior periods have been restated for comparison purposes. A total of $25,064,000 of net goodwill was reassigned from the Corporate & Administrative segment, of which $20,344,000 was transferred to the Original Equipment segment, $2,706,000 was transferred to the Distributed Products segment, and $2,014,000 was transferred to the European Operations segment. In addition to the reallocation in fiscal 2003, goodwill relating to the Distributed Products segment was impaired for $22,828,000. Additional information is detailed in Note 15 to the consolidated financial statements.

In fiscal 2003, assets included in the European Operations segment increased significantly from fiscal 2002 due to the strengthening of the euro against the U.S. dollar by approximately 20 percent.

Capital Expenditures: The Company reports its segment data, including information with respect to capital expenditures, in the same manner as such information is presented to the chief operating decision maker. In the majority of cases, capital projects in North America are coordinated through engineering staff located at the corporate facilities in Racine, Wisconsin. While these projects are in progress they are maintained in the Corporate construction in progress account. Upon completion of the projects, the assets are transferred to the appropriate segment to be put into service. In fiscal 2002, the Company significantly reduced its capital spending compared to previous years. As a result, transfers made to the operating segments exceeded capital spending recorded in the Corporate construction in progress account. Consequently, the Corporate & Administrative operations had a net reduction of $33,438,000 in fiscal 2002.

Depreciation and Amortization Expense: In fiscal 2003, goodwill relating to the Distributed Products segment was impaired, thereby increasing the expense $22,828,000 over fiscal 2002. Additional information is detailed in Note 15 to the consolidated financial statements.

Geographic data:

(In thousands)

Years ended March 31	**2003**	2002	2001
Sales to unaffiliated customers from company facilities located in:			
United States	**$ 684,301**	$ 686,182	$ 727,590
Germany	**235,637**	221,077	220,217
Other countries	**172,137**	161,928	167,238
Net sales	**$1,092,075**	$1,069,187	$1,115,045
Long-lived assets:			
United States	**$ 313,817**	$ 351,641	$ 383,909
Germany	**113,234**	86,578	85,092
Other countries	**66,933**	59,523	60,913
Eliminations	**(531)**	(668)	(774)
Total long-lived assets	**$ 493,453**	$ 497,074	$ 529,140

Sales: Net sales are attributed to countries based on the location of the selling unit.

Long-Lived Assets: Long-lived assets are primarily physical property, plant, and equipment, but also include investments, intangibles, and other long-term assets. Eliminations are primarily intracompany loans and intracompany sales of property, plant, and equipment.

In fiscal 2003, long-lived assets in the United States decreased from fiscal 2002 as a result of the goodwill impairment in the Distributed Products segment. Additional information is detailed in Note 15 to the consolidated financial statements.

In fiscal 2003, assets included in the European Operations segment increased significantly from fiscal 2002 due to the strengthening of the euro against the U.S. dollar by approximately 20 percent.

Major Customers: European Operations and Original Equipment segment sales to Bayerische Motoren Werke (BMW) accounted for approximately 11.4 percent, 10.5 percent, and 10.8 percent of total Company revenues in fiscal 2003, 2002, and 2001, respectively. European Operations, Distributed Products, and Original Equipment segment sales to DaimlerChrysler accounted for approximately 10.6 percent of total Company revenues in fiscal 2003. Sales to DaimlerChrysler in 2002 and 2001 did not exceed 10 percent of total Company revenues. Additionally, sales to no other single customer exceeded 10 percent of total Company revenues in the three reporting periods presented.

Note 28 Contingencies and litigation

Environmental: The Environmental Protection Agency has designated the Company as a potentially responsible party ("PRP") for remediation of four waste disposal sites with which the Company may have had direct or indirect involvement. These sites are as follows: Elgin Salvage (Illinois); N.L./Taracorp (Illinois); Interstate Lead (Alabama); and H.O.D. Landfill (Illinois). These sites are not Company-owned and allegedly contain wastes attributable to Modine from past operations. These claims are in various stages of administrative or judicial proceedings and include recovery of past governmental costs and for future investigations and remedial actions. In three instances, Modine has not received, and may never receive, documentation verifying its involvement and/or its share of waste contributions to the sites. Additionally, the dollar amounts of the claims have not been specified. At the fourth site, a settlement agreement was signed in January 2002 which included a $119,000 settlement assessment. The Company accrues costs associated with environmental matters, on an undiscounted basis, when they become probable and reasonably estimable. As of March 31, 2003, 2002, and 2001, the Company had accrued $119,000, $119,000, and $21,000, respectively, in "accrued expenses and other current liabilities" on the consolidated balance sheet to cover cleanup activities, including remediation and legal costs at the sites identified above. The March 31, 2003 accrual, related to the N.L.

Taracorp site in Illinois, is expected to be remitted as soon as a formal request for payment is received from the EPA. The Company also recorded other environmental cleanup and remediation expense accruals for certain facilities located in the United States and the Netherlands. These expenditures relate to facilities where past operations followed practices and procedures that were considered acceptable under then-existing regulations, but will now require investigative and/or remedial work to ensure sufficient environmental protection. These accruals totaled $1,026,000, $845,000, and $322,000, at March 31, 2003, 2002, and 2001, respectively, and are recorded in the consolidated balance sheet in "accrued expenses and other current liabilities" and "other noncurrent liabilities." The environmental accruals established by the Company do not reflect any possible insurance recoveries but do reflect a reasonable estimate of cost sharing at multi-party sites.

Employee Agreements: The Company has employment agreements with certain key employees that provide for compensation and certain other benefits. The agreements also provide for other terms and conditions of employment including termination payments under certain specific circumstances such as a material change in control. In the unlikely event that these agreements were all triggered simultaneously, the possible contingent payments which would be required under the employment contracts are estimated to be between approximately a minimum of $7,892,000, and $16,365,000, depending on incentive payment calculations and other factors which are not determinable until the actual event occurs.

The Mitsubishi and Showa Litigation: Over the last 10 years, Modine and Showa Aluminum Corporation (and Mitsubishi Motors in some cases) have initiated various lawsuits and legal proceedings against each other pertaining to Modine's *PF* (Parallel Flow) Technology and Showa's SC condenser. On July 14, 2000, Modine and Showa reached a settlement and entered into a license agreement. The Agreement calls for cross licensing of these technologies between the parties. As a result of the Showa agreement and another with Mitsubishi Heavy Industries, Modine received, in the first and second quarters of fiscal 2001, payments totaling $16,959,000 representing partial settlement for past infringement of Modine's *PF* technology. In March 2002, Modine received an unfavorable decision from the Japanese patent office Board of Appeals, and reported that by agreement it would no longer receive royalty payments from Showa Denko in Japan related to its *PF* technology. Since July 2000, Modine has been receiving royalty payments from certain Japanese competitors related to its *PF* patents (which expire in 2006), because the Company filed notice of its appeal of the March 2002 ruling with the Tokyo High Court. As a result, the reduction to royalty income in fiscal 2003 was less than originally estimated in the prior year's Annual Report. Since this ruling does not affect Modine's royalty income outside of Japan, Modine will continue to collect royalties for *PF* products where its patents have been upheld.

Other litigation: In February 2000, Modine filed a complaint against Delphi Automotive Systems Corporation in the U.S. District Court in Milwaukee, Wisconsin, alleging infringement of its *PF* patent. This litigation is presently in the discovery phase. In Europe, *PF* patent infringement litigation is pending against Behr, Delphi, and Valeo. Other previously reported legal proceedings have been settled or the issues resolved so as to not merit further reporting.

In the normal course of business, Modine and its subsidiaries are named as defendants in various lawsuits and enforcement proceedings by private parties, the Occupational Safety and Health Administration, the Environmental Protection Agency, other governmental agencies, and others in which claims, such as personal injury, property damage, or antitrust and trade regulation issues, are asserted against Modine. Modine is also subject to other liabilities such as product warranty claims, employee benefits, and various taxes that arise in the ordinary course of its business. Many of the pending damage claims and, to a lesser degree, warranty claims, are covered by insurance and when appropriate Modine accrues for uninsured liabilities. While the outcomes of these matters, including those discussed above, are uncertain, Modine does not expect that any unrecorded liabilities that may result from these matters is reasonably likely to have a material effect on Modine's liquidity, financial condition or results of operations.

Notes To Consolidated Financial Statements

Note 29 Quarterly financial data (unaudited)

Quarterly financial data are summarized below:

(In thousands, except per-share amounts)

Fiscal 2003 quarters ended	**June**	**Sept.**	**Dec.**	**March**
Net sales	**$272,293**	**$275,308**	**$271,830**	**$272,644**
Gross profit	**68,553**	**67,514**	**67,636**	**69,004**
Earnings before cumulative effect of accounting change	**10,385**	**6,270**	**9,612**	**8,091**
Cumulative effect of change in accounting for:				
Goodwill impairment (net of $1,136 income tax benefit)	**(21,692)**	**—**	**—**	**—**
Net earnings (loss) *(a) (b) (c) (d)*	**(11,307)**	**6,270**	**9,612**	**8,091**
Net earnings per share of common stock—basic:				
Before cumulative effect of accounting change	**$ 0.31**	**$0.19**	**$0.29**	**$0.24**
Cumulative effect of accounting change	**(0.65)**	**—**	**—**	**—**
Net earnings (loss)—basic	**$(0.34)**	**$0.19**	**$0.29**	**$0.24**
Net earnings per share of common stock—diluted:				
Before cumulative effect of accounting change	**$ 0.31**	**$0.19**	**$0.29**	**$0.24**
Cumulative effect of accounting change	**(0.64)**	**—**	**—**	**—**
Net earnings (loss)—diluted	**$(0.33)**	**$0.19**	**$0.29**	**$0.24**

Fiscal 2002 quarters ended	June	Sept.	Dec.	March
Net sales	$279,145	$267,731	$268,958	$253,353
Gross profit	72,477	63,580	65,366	57,473
Net earnings *(e) (f) (g)*	10,218	6,829	1,252	5,046
Net earnings per share of common stock:				
Basic	$0.31	$0.21	$0.04	$0.15
Assuming dilution	0.31	0.20	0.04	0.15

(a) The 1st quarter of fiscal 2003 includes an impairment loss relating to goodwill in accordance with SFAS No. 142 of $22,828,000 ($21,692,000 after-tax). Also recorded in the 1st quarter were reductions to the restructuring and other closure expenses totaling $309,000 ($196,000 after-tax).

(b) The 2nd quarter of fiscal 2003 includes a loss on the sale of the company's wholly owned Canadian aftermarket subsidiary, Modine of Canada, Ltd. totaling $1,726,000 ($1,268,000 after-tax). Also recorded in the 2nd quarter were net additional restructuring and other closure expenses totaling $605,000 ($389,000 after-tax).

(c) The 3rd quarter of fiscal 2003 includes a gain on the sale of the Company's facility in Knoxville, Tennessee totaling $417,000 ($255,000 after-tax). Also recorded in the 3rd quarter were net additional restructuring and other closure expenses totaling $717,000 ($438,000 after-tax).

(d) The 4th quarter of fiscal 2003 includes reductions to the restructuring and other closure expenses totaling $222,000 ($143,000 after-tax).

(e) The 1st quarter of fiscal 2002 includes acquisition expenses of $3,105,000 ($2,865,000 after-tax) related to the Thermacore International, Inc. pooling transaction.

(f) The 3rd quarter of fiscal 2002 includes $12,333,000 ($8,275,000 after-tax) in restructuring and other closure expenses. Also recorded in the 3rd quarter was a reduction to the workers' compensation insurance reserves, due to a change in accounting estimate, increasing earnings by $6,504,000 ($3,974,000 after-tax).

(g) The 4th quarter of fiscal 2002 includes the gain on the sale of one of the Company's aircraft totaling $3,500,000 ($1,879,000 after-tax). Also recorded in the 4th quarter were additional restructuring and other closure expenses totaling $637,000 ($375,000 after-tax).

Report of Independent Accountants

To the Shareholders and Board of Directors
Modine Manufacturing Company
Racine, Wisconsin

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, cash flows, and shareholders' equity present fairly, in all material respects, the financial position of Modine Manufacturing Company and its subsidiaries at March 31, 2003 and March 31, 2002, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements give retroactive effect to the merger of Thermacore International, Inc. on April 27, 2001 in a transaction accounted for as a pooling of interest, as described in Note 12 to the consolidated financial statements. We did not audit the financial statements of Thermacore International, Inc., which statements reflect total revenues of $56,005,487 for the year ended March 31, 2001. Those statements were audited by other auditors whose report thereon has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for Thermacore International, Inc., is based solely on the report of other auditors. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 15 to the consolidated financial statements, on April 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets."

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Chicago, Illinois
April 30, 2003

Consolidated Summary of Operations and Five-Year Financial Record

(Dollars in thousands, except per-share amounts)
(In April 2001 Modine acquired Thermacore International Inc. in a business combination accounted for as a pooling of interests. All data is presented to include Thermacore for all periods.)
(Where appropriate, prior years' data have been reclassified to conform with the current year presentation)

Fiscal years ended March 31	**2003**	2002[A]	2001[B]	2000	1999[C]
For the year					
Net sales	**$1,092,075**	$1,069,187	$1,115,045	$1,168,689	$1,131,119
Gross profit	**272,707**	258,896	291,825	323,988	313,102
Selling, general, and administrative expenses	**221,170**	220,486	228,187	228,161	203,143
Interest expense	**6,026**	7,793	8,784	8,913	6,063
Earnings before income taxes[2]	**55,027**	40,110	85,063	96,714	119,893
Net earnings	**12,666**	23,345	51,830	66,332	75,085
Net earnings per share — Basic	**$0.38**	$0.70	$1.61	$2.05	$2.31
— Assuming dilution	**0.38**	0.70	1.58	2.01	2.25
Depreciation and amortization expenses[3]	**54,810**	63,508	51,908	50,380	44,945
Net cash provided by operating activities	**113,307**	131,404	125,764	90,077	105,391
Dividends paid	**16,834**	28,981	29,307	27,102	24,832
Dividends per share	**$0.50**	$0.875	$1.00	$0.92	$0.84
Return on sales[2]	**3.1%**	2.2%	4.6%	5.7%	6.6%
Return on average shareholders' equity[2]	**6.6%**	4.5%	10.3%	13.9%	16.8%
Capital expenditures	**50,519**	35,763	72,890	93,212	93,735
Research and development expenses	**29,852**	28,632	26,985	23,011	19,735
Price-to-earnings range[1] [2]	**12.2-29.4**	27.3-45.7	12.0-18.9	10.4-17.0	11.2-17.2
Stock-price range — High	**$30.00**	$32.00	$29.94	$34.13	$38.63
— Low	**12.46**	19.13	19.00	21.00	25.25
For the year before the accounting change[2]					
Net sales	**1,092,075**	1,069,187	1,115,045	1,168,689	1,131,119
Earnings before accounting change	**34,358**	23,345	51,830	66,332	75,085
Earnings per share before accounting change — Basic	**$1.03**	$0.70	$1.61	$2.05	$2.31
— Assuming dilution	**1.02**	0.70	1.58	2.01	2.25
At year end					
Working capital	**224,103**	234,466	198,178	258,229	197,988
Property, plant, and equipment — gross	**757,047**	702,895	697,063	646,677	604,208
Accumulated depreciation	**397,289**	362,507	330,209	300,300	293,838
Total assets	**910,818**	903,044	937,171	955,871	933,962
Long-term debt	**98,556**	139,654	137,449	214,585	144,124
Shareholders' equity	**530,387**	515,999	518,697	491,543	463,082
Weighted average shares outstanding — Assuming dilution (in thousands)	**33,758**	33,406	32,859	33,063	33,331
Book value per share	**$15.70**	$15.42	$15.79	$15.29	$14.29
Current ratio	**2.2**	2.4	1.9	2.4	1.7
Total debt to capital	**17.3%**	22.6%	26.1%	31.8%	32.5%
Number of employees	**7,395**	7,706	8,223	8,626	8,937

(1) Using net earnings per share (E.P.S.) — assuming dilution.
(2) Before cumulative effect of accounting change in fiscal 2003.
(3) Fiscal 2003 does not include goodwill amortization that was discontinued in accordance with SFAS No. 142.
(A) A restructuring charge reduced net earnings by $5.2 million.
(B) Patent royalty settlements added $12.7 million to net earnings.
(C) Proceeds from a prior year's nonstrategic asset sale and from patent royalty settlements each added $2.3 million to net earnings.

Officers

Donald R. Johnson*
Chairman

David B. Rayburn
President and Chief Executive Officer

Dean R. Zakos
Vice President, General Counsel & Secretary

Bradley C. Richardson**
Vice President, Finance and Chief Financial Officer

Charles R. Katzfey
Group Vice President

Klaus A. Feldmann
Group Vice President

James R. Rulseh
Group Vice President

Anthony C. DeVuono
Vice President and Chief Technology Officer

Roger L. Hetrick
Vice President, Human Resources

Rudy W. Possehl
Vice President, Administration

R. Steven Bullmore
Corporate Controller

Gary A. Fahl
Environmental, Health, and Safety Officer

Carlton C. Harper
Chief Information Officer

Dave B. Spiewak
Treasurer

Margaret C. Kelsey
Senior Counsel and Assistant Secretary

* *Mr. Johnson intends to retire, effective June 30, 2003.*

** *Mr. Richardson began his employment with Modine on May 12, 2003.*

Directors Emeriti

Thomas J. Guendel

Don R. O'Hare

Earl E. Richter

Wayne J. Roper

Richard T. Savage

Stuart W. Tisdale

Board of Directors

Richard J. Doyle [A,B,D]
Retired Chairman and Chief Executive Officer of three private electrical contracting corporations, and retired Vice President of Borg-Warner Corporation, Chicago, Illinois

Frank P. Incropera [A,C,D]
McCloskey Dean of the University of Notre Dame's College of Engineering, South Bend, Indiana

Donald R. Johnson*
Chairman and former Chief Executive Officer of the company

Frank W. Jones [A,C,D]
Management Consultant, Tucson, Arizona

Dennis J. Kuester [A,C,D]
President and Chief Executive Officer of Marshall & Ilsley Corporation and Chairman and Chief Executive Officer of M&I Marshall & Ilsley Bank, and Chairman of Metavante Corporation, Milwaukee, Wisconsin

Vincent L. Martin [A,B,D]
Chairman, Jason Incorporated, Milwaukee, Wisconsin

Gary L. Neale [A,B,D]
Chairman, President and Chief Executive Officer, NiSource Inc., Hammond, Indiana

David B. Rayburn
President and Chief Executive Officer of the company

Marsha C. Williams [B,C,D]
Executive Vice President and Chief Financial Officer, Equity Office Properties Trust, Chicago, Illinois

Michael T. Yonker [B,C,D]
Retired President and Chief Executive Officer of Portec, Inc., Lake Forest, Illinois

Committees of the Board

(A) Audit Committee: This committee, composed of directors who are not Modine employees, recommends selection of the independent auditors; works with the independent auditors in determining audit plan and scope; reviews the results of the audit; evaluates the effectiveness of internal auditing procedures, and the adequacy of internal accounting controls; reviews and approves all services and fees by the independent accountants; reviews proposed material changes in accounting or financial reporting practices; and reviews required periodic financial statements.

(B) Officer Nomination and Compensation Committee: This committee, also composed of directors who are not Modine employees, reviews and recommends candidates for officer positions, recommends compensation for company officers, and administers the company's incentive stock and compensation plans.

(C) Pension Committee: This committee, also composed of directors who are not Modine employees, provides oversight with respect to the investments of the company's pension and defined contribution plans.

(D) Corporate Governance Committee: This committee, composed of all non-employee directors, develops and implements policies and processes relating to corporate governance matters.

Corporate Information

World Headquarters

Modine Manufacturing Company
1500 DeKoven Avenue
Racine, Wisconsin 53403-2552
Telephone: 262.636.1200
Fax: 262.636.1424
E-Mail: info@na.modine.com
Internet website: www.modine.com

Technical Centers

Racine, Wisconsin
Bonlanden, Germany
Harrodsburg, Kentucky

Manufacturing Plants

United States

McHenry, Illinois
Logansport, Indiana
Washington, Iowa
Emporia, Kansas
Harrodsburg, Kentucky
Camdenton, Missouri
Jefferson City, Missouri
Joplin, Missouri
Trenton, Missouri
Pemberville, Ohio
Toledo, Ohio
Lancaster, Pennsylvania
West Kingston, Rhode Island
Richland, South Carolina
Clinton, Tennessee
Lawrenceburg, Tennessee
Ferris, Texas
Buena Vista, Virginia

Europe

Berndorf, Austria
Kirchentellinsfurt, Germany
Neuenkirchen, Germany
Pliezhausen, Germany
Tübingen, Germany
Wackersdorf, Germany
Mezökövesd, Hungary
Pontevico, Italy
Granada, Spain
Mill, The Netherlands
Uden, The Netherlands
Ashington, United Kingdom

Other Locations

Guaymas, Mexico
Mexico City, Mexico
Nuevo Laredo, Mexico
Hsinchu, Taiwan

Joint-Ventures

Constructions Mécaniques Mota, S.A. - Marseilles, France
Nikkei Heat Exchanger Company, Ltd. - Kambara, Japan
Radiadores Visconde, Ltda. - São Paulo, Brazil

Aftermarket Distribution Centers

North America — 4
Europe — 1

Aftermarket Sales and Service Facilities

North America — 109
Europe — 9

Additional Information Available

More information of both a general and financial nature can be obtained by contacting John Ge, Manager of Investor Relations, at the company address, by telephone (262.636.8434) or by e-mail (j.ge@na.modine.com).

Form 10K Report Available

Shareholders can obtain a copy of the Form 10-K Report, filed by the company with the Securities and Exchange Commission, by sending a request to the Office of the Secretary at the company address.

Dividend Reinvestment and Direct Purchase Plan (Shareowner Service Plus Plan)

Shareholders can build their investments in Modine through a no-cost plan for automatically reinvesting dividends and making additional cash purchases of Modine stock. Systematic investments can be established for your account by authorizing direct deductions from your bank account on a monthly basis. To receive plan material and enrollment information, call 800.813.3324.

The Modine Manufacturing Company Dividend Reinvestment and Direct Stock Purchase Plan is administered by the Company's transfer agent, Wells Fargo Shareowner Services. Inquiries may be directed to the address listed below.

Transfer Agent and Registrar

Wells Fargo Minnesota, N.A.
Shareowner Services
P.O. Box 64854
St. Paul, Minnesota 55164-0854
Telephone: 800.468.9716

Stock Symbol and Listing

MODI, listed on the NASDAQ Stock Market as a National Market Issue

Shareholders

As of March 31, 2003, there were 5,050 shareholders of record. The Company estimates that there were approximately 17,000 beneficial shareholders.

Independent Accountants

PricewaterhouseCoopers LLP

Trademarks

Trademarks or registered trademarks of Modine Manufacturing Company are denoted in italic type in this report.

 Printed on recycled paper


MODINE

Modine Manufacturing Company

1500 DeKoven Avenue
Racine, Wisconsin 53403-2552
262.636.1200
www.modine.com





